Exhibit 99.11

EXECUTION COPY

STOCK AND ASSET PURCHASE AGREEMENT

Among

THE THOMSON CORPORATION DELAWARE INC.,

THOMSON LEGAL & REGULATORY INC.,

THOMSON FINANCE S.A.,

THOMSON LEARNING HOLDINGS COÖPERATIEF U.A.

THOMSON GLOBAL RESOURCES

and

APAX/TL HOLDINGS LLC

Dated as of May 11, 2007

i

EXHIBITS

1.01(a)	Form of Assignment and Assumption Agreement

1.01(b)	Form of Assignment of Transferred Intellectual Property

1.01(c)	Form of Bill of Sale

1.01(d)	Seller’s Knowledge

2.04(b)	Allocation of Purchase Price

2.09	Form of Escrow Agreement

5.08(a)	Form of Transition Services Agreement

5.08(b)	Form of HR Services Agreement

5.14	Reorganization Transactions

SCHEDULE

1.01	Reference Working Capital Amount

STOCK AND ASSET PURCHASE AGREEMENT, dated as of May 11, 2007, among The Thomson Corporation Delaware Inc., a Delaware corporation (“TCDI”), Thomson Legal & Regulatory Inc., a Minnesota corporation (“TLR”), Thomson Finance S.A., a corporation organized under the laws of Luxembourg (“Thomson Finance”), Thomson Learning Holdings Coöperatief U.A., a co-operative established under the laws of the Netherlands (“TLHC” and, together with TCDI, TLR and Thomson Finance, the “Stock Sellers”), Thomson Global Resources, a corporation organized under the laws of the Republic of Ireland (“TGR” or the “Asset Seller” and, together with the Stock Sellers, the “Sellers”) and Apax/TL Holdings LLC, a Delaware limited liability company (the “Purchaser”).

WHEREAS, the Stock Sellers own, directly or indirectly, all of the issued and outstanding shares of capital stock of the Learning Entities (as defined hereafter);

WHEREAS, the Asset Seller owns all of the Purchased Assets (as defined hereafter); and

WHEREAS, the Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Sellers, the Shares (as defined hereafter) and the Purchased Assets (as defined hereafter), and in connection therewith the Purchaser is willing to assume from the Asset Seller all of the Assumed Liabilities (as defined hereafter), upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Sellers and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01.  Certain Defined Terms.  For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agreement” or “this Agreement” means this Stock and Asset Purchase Agreement between the parties hereto (including the Exhibits hereto and the Disclosure Schedule) and all amendments hereto made in accordance with the provisions of Section 11.07.

“Ancillary Agreements” means the Assignment and Assumption Agreement, the Assignment of Transferred Intellectual Property, the Bill of Sale, the Transition Services Agreement and the HR Services Agreement.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed by the Asset Seller and the Purchaser at the Closing, substantially in the form of Exhibit 1.01(a).

“Assignment of Transferred Intellectual Property” means the Assignment of Transferred Intellectual Property to be executed by the Asset Seller and the Purchaser at the Closing, substantially in the form of Exhibit 1.01(b).

“Bill of Sale” means the Bill of Sale to be executed by the Asset Seller and the Purchaser at the Closing, substantially in the form of Exhibit 1.01(c).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.

“Business Employee” means each current or former employee or independent contractor of the Learning Entities.

“Business Intellectual Property” means collectively, (i) the Owned Intellectual Property and (ii) the Transferred Intellectual Property, in each case that is material to the operation of the business of the Learning Entities as currently conducted.

“Business IP Agreements” means the Owned IP Agreements and the Transferred IP Agreements, in each case that are material to the operation of the business of the Learning Entities as currently conducted.

“Closing Working Capital” means an amount equal to the difference between the total combined Current Assets of the Learning Entities minus the total combined Current Liabilities of the Learning Entities determined as of the open of business on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Companies” means the entities owned or controlled directly by the Stock Sellers and identified in Section 1.01(a) of the Disclosure Schedule.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Conveyance Taxes” means all sales, use, value added, goods and services, transfer, stamp, stock transfer, recording, registration, documentary, filing, real property transfer or gains and similar Taxes.

“Current Assets” means all cash and cash equivalents, accounts receivable, inventory, prepaid and other current assets, each determined on a basis consistent with the preparation of the Reference Balance Sheet, but excluding income Tax receivables and deferred Tax assets from current assets.

“Current Liabilities” means all accounts payable, accrued expenses, deferred revenue (long and short term) and other current liabilities, each determined on a basis consistent with the preparation of the Reference Balance Sheet, but excluding deferred Tax liabilities and accrued income Taxes.

“Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date of this Agreement, delivered by the Sellers to the Purchaser in connection with this Agreement.  Notwithstanding anything to the contrary contained in the Disclosure Schedule or in this Agreement or the Ancillary Agreements, except as expressly provided otherwise in this Agreement, the information and disclosures contained in any Section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedule as though fully set forth in such other section for which such information is applicable.  No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the Disclosure Schedule, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement.  Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any contract, Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien or encumbrance, other than any license of Intellectual Property.

“Environmental Law” means any Law that relates to pollution or the protection of the environment.

“Environmental Permit” means any permit, approval, identification number or license that a Learning Entity is required to possess under Environmental Law.

“Escrow Agent” means a banking institution as mutually agreed by the parties.

“Excluded Businesses” means the businesses conducted from time to time by the following business units of Thomson Learning Inc. and its Affiliates: Prometric, NETg, the U.S. operations of Thomson Education Direct and Peterson’s.

“Excluded Businesses’ Assets” means the assets described in the Excluded Businesses’ Agreements executed prior to the date hereof, or with respect to the Prometric business unit of Thomson Learning Inc., the assets primarily used or held for use in or in connection with, or related to, the Excluded Businesses.

“Excluded Businesses’ Liabilities” means (i) the Liabilities of the Excluded Businesses which the purchasers of the respective Excluded Businesses do not assume pursuant to the terms of the Excluded Businesses Purchase Agreements, (ii) any indemnification obligations of the Learning Entities arising from breaches of (A) representations and warranties and (B) covenants that by their terms must be performed prior to closing, each pursuant to the

Excluded Businesses Purchase Agreements and (iii) the note payable to Capstar.  “Excluded Businesses’ Liabilities” shall not include the provision of services under the transition services agreements relating to the Excluded Businesses and indemnification obligations arising from or relating to breaches of post-closing covenants and obligations of any of the Learning Entities contained in the Excluded Businesses Purchase Agreements.

“Excluded Businesses Purchase Agreements” means the purchase agreements and ancillary agreements relating thereto entered into prior to the date hereof between the relevant Learning Entities prior to the Closing Date or TCDI or its Affiliates (other than the Learning Entities) and the purchaser or purchasers party thereto relating to an acquisition of any of the Excluded Businesses and the Prometric Agreement (as defined in the Disclosure Schedule).

“Excluded Taxes” means (i) Taxes imposed on or payable by any Learning Entity for any taxable period that ends on or before the Closing Date; (ii) all Taxes relating to the Purchased Assets for any taxable period that ends on or before the Closing Date; (iii) with respect to Straddle Periods, Taxes imposed on any Learning Entity and Taxes relating to the Purchased Assets which are allocable, pursuant to Section 7.01(b), to the portion of such period ending on the Closing Date; (iv) Taxes for which any Learning Entity is held liable under Section 1.1502-6 of the Regulations (or any similar provision of state, local or foreign Law) by reason of such Learning Entity being included in any consolidated, affiliated, combined or unitary group with any Seller (or any Affiliates of any Seller) at any time before the Closing Date; (v) all liability for Taxes relating to the Excluded Businesses; (vi) all liability for Taxes arising (directly or indirectly) as a result of the Reorganization Transactions or the other transactions contemplated hereby; (vii) Taxes imposed on or payable by third parties with respect to which any Learning Entity has an obligation to indemnify such third party pursuant to a transaction consummated prior to the Closing Date including under any Tax sharing, Tax indemnity, Tax allocation or similar contract between any of the Sellers or any of their Affiliates other than the Learning Entities, on the one hand, and the Learning Entities on the other hand; (viii) all liability for Taxes resulting from any Election contemplated by Section 7.08; and (ix) all liability for Taxes resulting from a breach of any covenant of any Seller (or any Affiliates of any Seller) set forth in Section 5.01(m) or Article VII; provided, however, that Excluded Taxes (A) shall not include Taxes resulting from any act, transaction or omission of the Purchaser or any Learning Entity occurring after the Closing that is not in the ordinary course of business (other than any act, transaction or omission contemplated by this Agreement) and (B) shall not include Taxes attributable to the Purchaser’s failure to satisfy any of its obligations pursuant to this Agreement to the extent that such failure contributed to the sole reason for the incurrence of such Tax.

“Final Working Capital Statement” means the statement of Closing Working Capital determined pursuant to the procedures set forth in Section 2.08(e).

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“GOLD Platform” means the technology and systems described in Section 2.02(a)(i) of the Disclosure Schedule.

“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Higher Education Market” means (a) universities, colleges, junior colleges, post-high school vocational/technical schools and for-profit, post-secondary schools that provide professional, career-specific educational programs (collectively, the educational institutions), whether the programs and services of such institutions are provided in physical facilities, or online or through other electronic media, (b) students served by the educational institutions, and (c) professors and instructors of the educational institutions.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication:  (i) the principal of and any premium in respect of indebtedness for borrowed money, including any accrued interest and any cost or penalty associated with prepaying any such indebtedness, and including any such obligations evidenced by bonds, debentures, notes or similar obligations or any guarantee of the foregoing, (ii) obligations under or with respect to acceptances, letters of credit, guarantees, surety bonds or similar arrangements, (iii) all capitalized lease obligations that are classified as a balance sheet liability in accordance with GAAP, (iv) obligations with respect to hedging, swaps or similar arrangements, (v) overdrafts, and (vi) any accrued and unpaid purchase price obligations related to acquisitions.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means TCDI pursuant to Section 9.02 and the Purchaser pursuant to Section 9.03, as the case may be.

“Initial Working Capital Statement” means a statement setting forth TCDI’s determination of the Closing Working Capital prepared using the same accounting policies, principles and methodologies as used in the preparation of, the Reference Balance Sheet.

“Intellectual Property” means (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and domain names, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, (d) confidential and proprietary information, including trade secrets and know-how, and (e) registrations and applications for registration of the foregoing.

“Law” means any federal, national, supranational, state, provincial, local or administrative statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Learning Entities” means (a) the Companies and (b) the entities owned or controlled by the Companies and identified in Section 1.01(b) of the Disclosure Schedule.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any contract, lease, agreement, arrangement, commitment or undertaking.

“Libraries” means municipal entities with general public access and parts of universities, colleges and schools that aggregate and organize collections of publications and other forms of information in physical and electronic media and make their collections available to patrons and customers.

“Material Adverse Effect” means any event, circumstance, change in or effect on the Learning Entities or the Purchased Assets that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the results of operations or the financial condition of the Learning Entities and the Purchased Assets, taken as a whole, or that prevents or materially delays or impairs the ability of the Sellers to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect” or a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”:  (a) events, circumstances, changes or effects that generally affect the industries in which the Learning Entities operate (including legal and regulatory changes), (b) general economic or political conditions or events, circumstances, changes or effects affecting the securities markets generally, (c) changes arising from the consummation of the transactions (other than the Closing itself) contemplated by, or the announcement of the execution of, or any action taken pursuant to or in furtherance of, this Agreement, including (i) any actions of competitors, (ii) any actions taken by or losses of employees, customers or distributors, (iii) any delays or cancellations of orders for products or services, or (iv) any actions taken in connection with obtaining regulatory consents or approvals, (d) any reduction in the price of services or products offered by the Learning Entity in response to the reduction in price of comparable services and products offered by competitors, (e) any event, circumstance, change or effect that results from any action taken pursuant to or in accordance with this Agreement or at the request of Purchaser (other than the Closing itself) and (f) any event, circumstance, change or effect caused by acts of terrorism or war (whether or not declared) occurring after the date of this Agreement, except, in the case of the foregoing clauses (a), (b), (d) or (f) only, to the extent such changes do not disproportionately impact the Learning Entities, taken as a whole, relative to other companies in the industries in which the Learning Entities and the Purchased Assets conduct their business.

“Neutral Accountant” means an internationally recognized accounting firm mutually agreed by the parties.

“Non-Competition Party” means The Thomson Corporation and each Person in which The Thomson Corporation (or a subsidiary thereof that is a subsidiary as of the Closing Date and continues to be a subsidiary during the Restricted Period, other than the Learning Entities) holds, as of the Closing Date and continues to hold during the Restricted Period, stock or other ownership interests representing more than 50% of the voting power of all the outstanding stock or ownership interests of such Person.

“Objection Deadline Date” means the date 30 days after delivery by TCDI to the Purchaser of the Initial Working Capital Statement.

“Off-the-Shelf Software” means any and all generally commercially available computer software, and computer software licensed pursuant to shrink-wrap or click-wrap agreements.

“Owned Intellectual Property” means all Intellectual Property owned by any of the Learning Entities.

“Owned IP Agreements” means all agreements whose primary purpose is the (i) license of Intellectual Property by any third party to a Learning Entity other than licenses of Off-the-Shelf Software and (ii) license of Owned Intellectual Property by a Learning Entity to any third party.  For the avoidance of doubt, the term “Owned IP Agreements” shall not include any agreement required to be listed on Section 3.15(a) of the Disclosure Schedule.

“Pension Actuary” means the scheme actuary of the U.K. Pension Plan.

“Pension Debt” means the amount owed to the U.K. Pension Plan pursuant to Sections 75 and 75A of the U.K. Pensions Act of 1995 and the Occupational Pension Schemes (Employer Debt) Regulations 2005, if any, as certified by the Pension Actuary.

“Pension Escrow Amount” means £20,000,000.

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of any Seller or any Learning Entity, as the case may be, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning, entitlement, conservation restriction and other land use regulations by Governmental Authorities which do not materially interfere with the present use of the assets of the Learning Entities, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and other similar matters of record set forth in any state, local or municipal franchise under which the Learning Entities conduct their business, and (e) matters which would be disclosed by an accurate survey or inspection of any real property used by the Learning Entities which do not materially impair the occupancy or current use of any real property used by the Learning Entities which they encumber.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Post-Closing Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Period” means any taxable period (or portion thereof) ending on or prior to the Closing Date.

“Print Publications” means print textbooks.

“Publications” means Print Publications and Supplemental Materials.

“Purchase Price Bank Account” means a bank account or accounts in the United States to be designated by TCDI in a written notice to the Purchaser at least five (5) Business Days before the Closing.

“Reference Balance Sheet” means the audited combined balance sheets of the Learning Entities and the Purchased Assets and Assumed Liabilities as of the Reference Balance Sheet Date.

“Reference Balance Sheet Date” means December 31, 2006.

“Reference Working Capital Amount” means, (i) if the Closing Date is on or prior to July 1, 2007, $127, 853,710, (ii) if the Closing Date is after July 1, 2007, but prior to August 1, 2007, the amount set forth for the date that is the Closing Date in Schedule 1.01 and (iii) if the Closing Date is on or after August 1, 2007, $227,475,106.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Restricted Business” means (a) the development, licensing, production, sales and marketing of (i) textbooks, custom learning solutions and instructional materials, whether in print, online or other electronic forms, primarily targeted for sale to students, professors and instructors in the Higher Education Market and (ii) reference materials and content primarily targeted for sale to Libraries, excluding, for this clause (a), in all cases, each of (A) the legal, tax and accounting markets, (B) workflow and content solutions and analytical tools for the creation, financing, publication and evaluation of research, (C) the law library market, and (D) continuing professional education in the tax and accounting fields and (b) the development, production, marketing sales and offering of English language teaching and training solutions and accredited vocational educational programs, whether in print, online or other electronic forms.

“Sellers’ Knowledge”, “Knowledge of the Sellers” or similar terms used in this Agreement mean the actual (but not constructive or imputed) knowledge of the Persons listed in

Exhibit 1.01(d) as of the date of this Agreement without any implication of verification or investigation concerning such knowledge.

“Straddle Period” means any taxable period beginning on or prior to the Closing Date and ending after the Closing Date.

“Supplemental Materials” means all standard supplemental print materials accompanying Print Publications.

“Tax” or “Taxes” means any and all federal, state, local or foreign taxes of any kind whatsoever or any similar custom, duty, governmental fee, or other like assessment or charge (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority.

“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Authority with respect to Taxes.

“Transferred Intellectual Property” means the Intellectual Property owned by the Asset Seller and exclusively used in the GOLD Platform, including the Intellectual Property listed in Section 2.02(a)(ii) of the Disclosure Schedule.

“Transferred IP Agreements” means all agreements whose primary purpose is the (i) license of Intellectual Property that is exclusively used in the GOLD Platform by any third party to the Asset Seller (other than licenses of Off-the-Shelf Software) and (ii) license of Transferred Intellectual Property by the Asset Seller to any third party.

“U.K. Pension Plan” means The Thomson Corporation PLC Pension Scheme.

“Unresolved Objections” means the objections set forth on the Purchaser’s Notice of Disagreement delivered to TCDI pursuant to Section 2.08 that remain unresolved pursuant to Section 2.08(d)(iii).

SECTION 1.02.  Definitions.  The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

“Acquired Company”	5.10(a)(iv)
“Additional Guarantees”	5.11
“Asset Seller”	Preamble
“Assumed Liabilities”	2.03
“Cash Equity”	4.05(b)
“Closing”	2.05
“Closing Date”	2.05
“Commitment Letters”.	4.05(b)
“Confidentiality Agreement”	5.03(a)
“Contest”	7.03(b)
“Covered Employees”	6.01

Definition	Location

“CTDEP”	5.09
“Debt Commitment Letter”	4.05(a)
“Debt Financing”	4.05(a)
“Deficiency”	2.08(e)(i)
“Digital Media”	5.05(d)
“Election Forms”	7.08(a)
“Elections”	7.08(a)
“Equity Commitment Letters”	4.05(b)
“Equity Investors”	4.05(b)
“ERISA”	3.13(a)
“Escrow Agreement”	2.09(a)
“Excess”	2.08(e)(ii)
“Existing Author Agreements”	5.05(e)
“Existing Publications”	5.05(d)
“Financial Statements”	3.06(a)
“Financing”	4.05(b)
“First Quarter Financial Statements”	5.12(b)
“Gale Group”	7.08(a)
“Gale Purchase Price”	7.08(a)
“Guarantees”	5.11
“HR Services Agreement”	5.08(b)
“Learning Entities’ IP”	5.07(a)
“Leased Real Property”	3.12(b)
“Lender MAC”	5.12(a)
“Lenders”	4.05(a)
“Licensed Stock”	5.05(c)
“Limited Guarantees”	4.05(d)
“Loss”	9.02
“Material Contracts”	3.15(a)
“Notice of Acceptance”	2.08(c)
“Notice of Disagreement”	2.08(c)
“Owned Real Property”	3.12(a)
“Participants”	6.03(b)
“Plans”	3.13(a)
“Purchaser Group”	5.11
“Purchaser Indemnified Party”	9.02
“Purchase Price”	2.04(a)
“Purchased Assets”	2.02(a)
“Purchaser”	Preamble
“Reorganization Transactions”	5.14
“Required Publication”	5.05(e)
“Restricted Period”	5.10(a)
“Restricted Territory”	5.10(a)
“Retention Agreements”	6.04

Definition	Location

“SEC”	5.12(b)
“Section 338 Allocation”	7.08(b)
“Seller” or “Sellers”	Preamble
“Seller Group”	5.11
“Seller Indemnified Party”	9.03
“Seller Pension Plans”	6.03(a)
“Seller Savings Plan”	6.03(b)
“Sellers’ IP”	5.07(b)
“Shares”	2.01
“Stock Sellers”	Preamble
“TCDI”	Preamble
“Termination Date”	10.01(a)
“Termination Fee”	10.02
“TGR”	Preamble
“Third Party Claim”	9.05(b)
“Thomson Finance”	Preamble
“Thomson Marks”	5.05(a)
“TLHC”	Preamble
“TLR”	Preamble
“Total Pension Debt”	2.09(a)
“Total Pension Escrow Amount”	2.09(b)
“Transfer Act”	5.09
“Transferred Plan”	3.13(b)
“Transition Services Agreement”	5.08(a)
“Trustees”	2.09(c)(i)
“U.S. Allocation”	Exhibit 2.04(b)
“West Marks”	5.05(a)

SECTION 1.03.  Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(i)            when a reference is made in this Agreement to an Article, Section or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement;

(ii)           the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii)          whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(iv)          the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(v)           all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(vi)          the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(vii)         references to a Person are also to its successors and permitted assigns;

(viii)        the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and

(ix)           references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars, except “£” in the definition of “Pension Escrow Amount” in Section 1.01 refers to British Pounds Sterling.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01.  Purchase and Sale of the Shares.  Upon the terms and subject to the conditions of this Agreement and the Ancillary Agreements, at the Closing, the Stock Sellers shall sell to the Purchaser, and the Purchaser shall purchase from the Stock Sellers, all of the issued and outstanding shares of the capital stock of the Companies (the “Shares”).  The Purchaser acknowledges and agrees that the Excluded Businesses are not part of the transaction contemplated by this Agreement and that the Learning Entities are being sold hereunder without the Excluded Businesses’ Assets and the Purchaser is not assuming and will not otherwise have any responsibility for the Excluded Businesses Liabilities.  Accordingly, for all purposes of this Agreement, the term “Learning Entities” shall not include the Excluded Businesses’ Assets and the Excluded Businesses.

SECTION 2.02.  Purchase and Sale of Assets.  (a)  Upon the terms and subject to the conditions of this Agreement, at the Closing, the Asset Seller shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to the Purchaser, and the Purchaser shall purchase from the Asset Seller, all of the Asset Seller’s right, title and interest in and to (i) the GOLD Platform, (ii) the Transferred Intellectual Property, and (iii) the Transferred IP Agreements (the “Purchased Assets”).

(b)           Notwithstanding anything in Section 2.02(a) to the contrary, the Asset Seller shall not sell, convey, assign, transfer or deliver, nor cause to be sold, conveyed, assigned, transferred or delivered, to the Purchaser, and the Purchaser shall not purchase, and the Purchased Assets shall not include, the Asset Seller’s right, title and interest in or to any assets of the Asset Seller not expressly included in the Purchased Assets.

(c)           Notwithstanding anything to the contrary contained in this Agreement or any of the Ancillary Agreements, the Purchaser acknowledges and agrees that all of the following shall remain the property of the Sellers, and neither the Purchaser nor any of its Affiliates (including, after the Closing, the Learning Entities) shall have any interest therein:  (x)

all records and reports prepared or received by the Sellers or any of its Affiliates in connection with the sale of the Learning Entities and the transactions contemplated hereby, including all analyses relating to the Learning Entities or the Purchaser so prepared or received; (y) all confidentiality agreements with prospective purchasers of the Learning Entities or any portion thereof (except that TCDI shall assign to a Learning Entity at the Closing all of TCDI’s rights under such agreements to confidential treatment of information with respect to the Learning Entities and with respect to solicitation and hiring of Business Employees), and all bids and expressions of interest received from third parties with respect thereto; and (z) all privileged materials, documents and records of the Sellers in the possession of any of the Learning Entities.  In addition, the Sellers shall have the right to retain copies of the documents, materials and data relating to the conduct of business of the Learning Entities prior to the Closing Date.

SECTION 2.03.  Assumption of Liabilities.  Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser shall, by executing and delivering, at the Closing, the Assumption Agreement, assume, and agree to pay, perform and discharge when due, any and all of the Liabilities of the Asset Seller to the extent primarily relating to the Purchased Assets (the “Assumed Liabilities”); provided that in no event shall the Assumed Liabilities include any amounts owed to the Sellers or their Affiliates (other than the Learning Entities).  Subject to the foregoing, the Assumed Liabilities are comprised of the following:

(i)            all Liabilities primarily related to the Purchased Assets, whether accruing before, on or after the Closing Date, and not satisfied or extinguished as of the Closing Date; and

(ii)           all Taxes relating to the Purchased Assets other than Excluded Taxes.

SECTION 2.04.  Purchase Price; Allocation of Purchase Price.  (a)  Subject to adjustment pursuant to Section 2.08, the purchase price for the Shares, the Purchased Assets and the non-compete provision of Section 5.10 shall be $7,108,900,000 (the “Purchase Price”).

(b)           The Purchase Price shall be allocated among the Shares, the Purchased Assets and the non-compete provision of Section 5.10 as of the Closing in accordance with Exhibit 2.04(b).

SECTION 2.05.  Closing.  Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares and the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York at 10:00 a.m. New York time on the later of (x) the fifth Business Day following the satisfaction or waiver of the conditions to the obligations of the parties hereto set forth in Article VIII (other than conditions that by their terms are to be satisfied at Closing) and (y) July 3, 2007, or at such other place or at such other time or on such other date as the Sellers and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

SECTION 2.06.  Closing Deliveries by the Sellers.  At the Closing, each Seller (as applicable) shall deliver or cause to be delivered to the Purchaser:

(a)           stock certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank;

(b)           executed counterparts of each Ancillary Agreement to which the applicable Seller is a party;

(c)           a receipt for the Purchase Price;

(d)           a certificate of a duly authorized officer of each Seller certifying as to the matters set forth in Section 8.02(a); and

(e)           certificate, duly executed and acknowledged by TCDI and TLR, in form and substance acceptable to Purchaser and in compliance with the Code and Regulations, certifying such facts as to establish that the sale of Shares by TCDI and TLR is exempt from withholding pursuant to Section 1445 of the Code.

SECTION 2.07.  Closing Deliveries by the Purchaser.  At the Closing, the Purchaser shall deliver to the Sellers:

(a)           the Purchase Price by wire transfer in immediately available funds to the Purchase Price Bank Account;

(b)           executed counterparts of each Ancillary Agreement to which the Purchaser is a party;

(c)           a true and complete copy, certified by the Secretary or an Assistant Secretary of the Purchaser, of the resolutions duly and validly adopted by the Board of Directors of the Purchaser evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby; and

(d)           a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 8.01(a).

SECTION 2.08.  Adjustment of the Purchase Price.

(a)           Within 60 days after the Closing Date, TCDI shall prepare and deliver to the Purchaser the Initial Working Capital Statement.  At all reasonable times during the 60-day period, the Purchaser shall afford access to and permit TCDI and its representatives to review the records of the Learning Entities reasonably requested by TCDI and afford access to Business Employees in order for TCDI to prepare the Initial Working Capital Statement.

(b)           At all reasonable times during the 30 days immediately following the Purchaser’s receipt of the Initial Working Capital Statement, the Purchaser and its representatives shall be permitted to review the records of TCDI relating to the Learning Entities relating to the Initial Working Capital Statement reasonably requested by the Purchaser, and TCDI shall make reasonably available to the Purchaser and its representatives the individuals employed by TCDI and responsible for the preparation of the Initial Working Capital Statement in order to respond to the inquiries of the Purchaser related thereto.

(c)           The Purchaser shall deliver to TCDI by the Objection Deadline Date either a notice indicating that the Purchaser accepts the Initial Working Capital Statement (“Notice of Acceptance”) or a detailed statement describing its objections to the Initial Working Capital Statement (“Notice of Disagreement”).  If the Purchaser delivers to TCDI a Notice of Acceptance, or the Purchaser does not deliver a Notice of Disagreement by the Objection Deadline Date, then, effective as of either the date of delivery of such Notice of Acceptance or as of the end of the Objection Deadline Date, the Initial Working Capital Statement shall be deemed to be the Final Working Capital Statement.  If the Purchaser timely delivers a Notice of Disagreement, only those matters specified in such Notice of Disagreement shall be deemed to be in dispute, and all other matters shall be final and binding upon the Purchaser and TCDI.

(d)           The objections set forth on the Notice of Disagreement shall be resolved as follows:

(i)            TCDI and the Purchaser shall first use reasonable efforts to resolve such objections.

(ii)           Any resolution by TCDI and the Purchaser as to such objections shall be final and binding on the parties.

(iii)          If TCDI and the Purchaser do not reach a resolution of all objections set forth on the Purchaser’s Notice of Disagreement within 30 days after delivery of such Notice of Disagreement, TCDI and the Purchaser shall, within 30 days following the expiration of such 30-day period, engage the Neutral Accountant, pursuant to an engagement agreement executed by TCDI, the Purchaser and the Neutral Accountant, to resolve any Unresolved Objections.

(iv)          The Neutral Accountant shall be instructed only to resolve the Unresolved Objections, and shall be instructed not to otherwise investigate such matters independently.  The Purchaser and TCDI shall cause the Neutral Accountant to make a final determination (which determination shall be binding on the parties hereto) of the Closing Working Capital within 30 days from the date the Unresolved Objections was submitted to the Neutral Accountant, and such final determination shall be deemed the Final Working Capital Statement.  During the 30-day review by the Neutral Accountant, the Purchaser and TCDI shall each make available to the Neutral Accountant such individuals and such information, books and records as may be reasonably required by the Neutral Accountant to make its final determination.

(v)           The resolution by the Neutral Accountant of the Unresolved Objections shall be conclusive and binding upon TCDI and the Purchaser.  TCDI and the Purchaser agree that the procedure set forth in this Section 2.08(d) for resolving disputes with respect to the Initial Working Capital Statement shall be the sole and exclusive method for resolving any such disputes.

(vi)                              TCDI and the Purchaser shall share the fees and expenses of the Neutral Accountant equally.

(e)                                  The Initial Working Capital Statement shall be deemed to be the Final Working Capital Statement for the purposes of this Section 2.08 upon the earliest of (x) the delivery by the Purchaser of the Notice of Acceptance or the failure of the Purchaser to deliver the Notice of Disagreement by the Objection Deadline Date pursuant to Section 2.08(c), (y) the resolution of all disputes by TCDI and the Purchaser pursuant to Section 2.08(d)(ii) and (z) the resolution of all disputes pursuant to Section 2.08(d)(iv) by the Neutral Accountant.  Within five (5) Business Days after the Final Working Capital Statement becomes or is deemed final and binding on the parties, an adjustment to Purchase Price shall be made as follows:

(i)                                     If the Closing Working Capital as shown on the Final Working Capital Statement is less than the Reference Working Capital Amount (such difference, the “Deficiency”) by more than $15,000,000, the Purchase Price shall be reduced by the amount equal to the difference between the Deficiency and $15,000,000 and TCDI shall pay to the Purchaser such amount, by wire transfer of immediately available funds, within three (3) Business Days after the date on which the Final Working Capital Statement is finally determined pursuant to this Section 2.08; provided, however, that such amount payable by TCDI under this Section 2.08(e)(i) shall not exceed $75,000,000.

(ii)                                  If the Closing Working Capital as shown on the Final Working Capital Statement exceeds the Reference Working Capital Amount (such difference, the “Excess”) by more than $15,000,000, the Purchase Price shall be increased by the amount equal to the difference between the Excess and $15,000,000 and the Purchaser shall pay to TCDI such amount, by wire transfer of immediately available funds, within three (3) Business Days after the date on which the Final Working Capital Statement is finally determined pursuant to this Section 2.08; provided, however, that such amount payable by the Purchaser under this Section 2.08(e)(ii) shall not exceed $75,000,000.

(f)                                    Any payment required to be made by TCDI or the Purchaser pursuant to this Section 2.08 shall bear interest from the Closing Date through the date of payment at the interest rate per annum equal to the prime rate as published in The Wall Street Journal on the Friday before the payment is to be made.

SECTION 2.09.  Pension Escrow. (a)  At Closing, TCDI and the Purchaser shall execute and deliver an Escrow Agreement with and to the Escrow Agent substantially in the form of Exhibit 2.09 (the “Escrow Agreement”) attached hereto to secure the total Pension Debt owed by the Learning Entities (the “Total Pension Debt”).  In accordance with the terms of this Section 2.09 and the terms of the Escrow Agreement, the Purchaser shall deposit the Pension Escrow Amount to be managed and paid out by the Escrow Agent in accordance with the terms hereof and thereof.

(b)                                 Immediately upon Closing, the Purchaser shall deposit the Pension Escrow Amount to the Escrow Account (as defined in the Escrow Agreement).  The Pension Escrow Amount deposited with the Escrow Agent pursuant to this Section 2.09, together with all interest, accretion in principal or other income or gain realized upon the investment of such amounts

(collectively, the “Total Pension Escrow Amount”), all as set forth in the Escrow Agreement, shall be governed by the terms of this Agreement and the Escrow Agreement.

(c)                                  Following the delivery to the Sellers and the Purchaser of the certification by the Pension Actuary of the Pension Debt owed by each applicable Learning Entity, one of the following payments shall be made within five (5) Business Days by wire transfer or other immediately available funds:

(i)                                     If the Total Pension Debt is greater than the Total Pension Escrow Amount, then, on behalf of the Learning Entities, the Escrow Agent shall pay to the trustees of the U.K. Pension Plan (the “Trustees”), the Total Pension Escrow Amount and, prior to the date on which the Total Pension Debt is due, the Sellers shall pay to the Purchaser and the Purchaser shall pay or shall cause the Learning Entities to pay to the Trustees the difference in amount between the Total Pension Debt and the Total Pension Escrow Amount.

(ii)                                  If the Total Pension Debt is less than the Total Pension Escrow Amount, the Escrow Agent shall pay to the Trustees, on behalf of the Learning Entities, the Total Pension Debt and shall remit to TCDI the difference in amount between the Total Pension Escrow Amount and the Total Pension Debt.

(d)                                 None of the Sellers or the Purchaser shall communicate or discuss any matter relating to the Total Pension Debt with the Trustees, Pension Actuary or the Escrow Agent or their respective directors, officers, employees, agents, advisors or other representatives without consulting with the other party and providing such other party the opportunity to participate in any such communications or discussions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE SELLERS

Each Seller hereby represents and warrants to the Purchaser, subject to such exceptions as are disclosed in writing in the Disclosure Schedule, as follows:

SECTION 3.01.  Organization, Authority and Qualification of the Sellers.  Each of the Sellers is a legal entity duly organized and validly existing under the Laws of the jurisdiction of its organization and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which such Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  Each of the Sellers is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.  The execution and delivery of this Agreement and the Ancillary Agreements to which a Seller is a party by each of the Sellers, the performance by each of the Sellers of its obligations hereunder and thereunder and the consummation by each of the Sellers of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of such Seller.  This Agreement has been, and upon their execution the Ancillary Agreements shall have been, duly executed and delivered by each of the Sellers, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes, and upon their execution the Ancillary Agreements shall constitute, legal, valid and binding obligations of each of the Sellers, enforceable against each of the Sellers in accordance with their respective terms subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 3.02.  Organization, Authority and Qualification of the Learning Entities.  Each of the Learning Entities is a legal entity duly organized, validly existing and (where applicable) in good standing under the Laws of the jurisdiction of its organization and has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted.  Each of the Learning Entities is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable, except to the extent that the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

SECTION 3.03.  Capitalization; Ownership of Shares.  Section 3.03 of the Disclosure Schedule sets forth with respect to each Learning Entity its name, the jurisdiction of its organization, its outstanding shares of capital stock or other ownership interests and the current ownership of such shares or other ownership interests.  All of the Shares (i) are owned of record or beneficially, directly or indirectly, by the Stock Sellers as set forth in Section 3.03 of the Disclosure Schedule and (ii) have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive rights.  There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Shares or obligating any Stock Seller or any Company to issue or sell any shares of capital stock of, or any other interest in, any Company.  Other than the Learning Entities, there are no other corporations, partnerships, joint ventures, or other entities in which any Learning Entity owns, of record or beneficially, any direct or indirect equity or other interest or any right to acquire the same.  The Shares are held free and clear of all Encumbrances other than restrictions imposed by applicable securities Laws and, upon the transfer of the Shares to the Purchaser on the Closing Date in accordance with this Agreement, the Sellers will deliver to the Purchaser good and valid title to the Shares, free and clear of all Encumbrances other than restrictions imposed by applicable securities Laws.

SECTION 3.04.  No Conflict.  Assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 3.05, and except as may result from any facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Sellers do not and will not (a) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of any of the Sellers or any Learning Entity, (b) conflict with or violate any Law or Governmental Order applicable to any of the Sellers, any Learning Entity or the Purchased Assets or (c) except as set forth in Section 3.04(c) of the Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any Material Contract, except, in the case of clauses (b) and (c), as would not have a Material Adverse Effect.

SECTION 3.05.  Governmental Consents and Approvals.  The execution, delivery and performance of this Agreement and each Ancillary Agreement by the Sellers do not and will not require any consent, approval, authorization or other order or declaration of, action by, filing with, notification to or permit from, any Governmental Authority, except (a) compliance with, and filings required under, the HSR Act and (b) any additional consents, approvals, authorizations, filings and notifications under any other applicable antitrust, competition, or trade regulation law, except (i) where the failure to obtain any such consent, approval, authorization or action, or to make any such filing or notification, would not have a Material Adverse Effect or (ii) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser or any of its Affiliates.

SECTION 3.06.  Financial Information.  (a)  True and complete copies of the audited combined balance sheets of the Learning Entities for each of the fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006, and the related audited combined statements of income and cash flows of the Learning Entities for such years (collectively, and including the Reference Balance Sheet, the “Financial Statements”) have been made available by the Sellers to the Purchaser and are set forth on Section 3.06 of the Disclosure Schedule.

(b)                                 The Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Sellers and the Learning Entities (except as may be indicated in the notes thereto), (ii) present fairly in all material respects the combined financial condition and results of operations and cash flows of the Learning Entities and the Purchased Assets and Assumed Liabilities, as of the dates thereof or for the periods covered thereby, and (iii) were prepared in accordance with GAAP.

SECTION 3.07.  Absence of Undisclosed Material Liabilities.  There are no Liabilities of any of the Learning Entities and no Assumed Liabilities of a nature required to be reflected on a balance sheet or the notes thereto prepared in accordance with GAAP, other than Liabilities (a) reflected or reserved against on the Reference Balance Sheet, (b) set forth in the Disclosure Schedule, (c) incurred since the Reference Balance Sheet Date in the ordinary course of business consistent with past practices or (d) which would not have a Material Adverse Effect.  Except as set forth in Section 3.07 of the Disclosure Schedule, the Learning Entities do not have, and the Assumed Liabilities do not include, any Indebtedness; provided that no disclosures in the Disclosure Schedule except for those expressly set forth in Section 3.07 of the Disclosure Schedule as of the date hereof shall be deemed to qualify the representation in this sentence.

SECTION 3.08.  Conduct in the Ordinary Course.  Since the Reference Balance Sheet Date, (i) there has not occurred any Material Adverse Effect and (ii) the Learning Entities have conducted their businesses in the ordinary course of business consistent with past practices.

SECTION 3.09.  Litigation.  As of the date of this Agreement, there is no Action by or against any Learning Entity, or by or against any Seller (to the extent relating to any Learning Entity), pending or, to the Sellers’ Knowledge, threatened before any Governmental Authority that would have a Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 3.10.  Compliance with Laws.  Except as would not have a Material Adverse Effect and except with respect to Laws concerning Intellectual Property and Environmental Law, the Learning Entities have each conducted their businesses since January 1, 2006 and currently as of the date of this Agreement conduct their businesses in accordance with all Laws and Governmental Orders to which they are subject and none of the Sellers or the Learning Entities is in violation of any such Law or Governmental Order.

SECTION 3.11.  Intellectual Property.  (a)  Except as would not have a Material Adverse Effect, (i) to the Sellers’ Knowledge, no Person is engaging in any activity that infringes any Business Intellectual Property, (ii) as of the date of this Agreement, there is no Action pending or, to the Sellers’ Knowledge, threatened in writing against the Asset Seller or any Learning Entity that the use of any Business Intellectual Property infringes the Intellectual Property of any third party, (iii) the Learning Entities are the owners of the entire right, title and interest in and to all Registered Owned Intellectual Property and, to the Sellers’ Knowledge, in and to all Owned Intellectual Property that is not Registered, (iv) the Asset Seller is the owner of the entire right, title and interest in and to all Registered Transferred Intellectual Property and, to the Sellers’ Knowledge, to all Transferred Intellectual Property that is not Registered, and (v) the Owned Intellectual Property and the Transferred Intellectual Property, together with any Intellectual Property that may be licensed to the Learning Entities by the Sellers or any third Person, constitutes all the Intellectual Property necessary to conduct the business of the Learning Entities as currently conducted.

(b)                                 None of the Learning Entities or the Asset Seller is in breach of, or default under, any Business IP Agreement to which it is a party, except for such breaches or defaults that would not have a Material Adverse Effect.

(c)                                  The Purchaser acknowledges and agrees that the representations and warranties contained in this Section 3.11 are the only representations and warranties being made with respect to compliance or liability under Laws relating to Intellectual Property or with respect to any Intellectual Property matter related in any way to this Agreement or its subject matter.

SECTION 3.12.  Real Property.  (a)  Section 3.12(a)(i) of the Disclosure Schedule lists each parcel of real property owned by the Learning Entities (the “Owned Real Property”).  Except as set forth in Section 3.12(a)(ii) of the Disclosure Schedule, the Learning Entities own all of the Owned Real Property free and clear of all Encumbrances, other than Permitted Encumbrances.

(b)                                 Section 3.12(b) of the Disclosure Schedule lists the street address of each parcel of real property leased by any Learning Entity which as of the date of this Agreement has an annual lease rate in excess of $100,000 (the “Leased Real Property”).  Except as would not have a Material Adverse Effect, each Learning Entity has a valid and binding leasehold interest in the Leased Real Property of which such Learning Entity is the lessee, free and clear of all Encumbrances, except Permitted Encumbrances.

SECTION 3.13.  Employee Benefit Matters.  (a)  Plans and Material Documents.  Section 3.13(a) of the Disclosure Schedule lists each material Plan, other than Plans related to independent contractors.  For the purposes of this Agreement, the term “Plan” means each employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), each bonus, fringe benefit, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, change of control or other benefit plan, program or arrangement, and each employment, termination, severance, retention, change in control, transaction bonus or other contract or agreement, (i) to which the Sellers or any Learning Entity is a party, (ii) with respect to which the Sellers or any Learning Entity has any present or future obligation or (iii) which are maintained, contributed to or sponsored by the Sellers or any Learning Entity or any of their respective Affiliates for the benefit of any Business Employee (collectively, the “Plans”).  The Sellers have made available to the Purchaser a true and complete copy of each material Plan.

(b)                                 Each Plan, including each Plan that is sponsored or maintained by any Learning Entity, or that will be transferred to or assumed by any Learning Entity or by the Purchaser and its Affiliates by operation of Law or by agreement, including by this Agreement (each, a “Transferred Plan”), has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws.  Each of the Sellers, their Affiliates and the Learning Entities has performed all material obligations required to be performed by it under, is not in any material respect in default under or in material violation of, and, to the Sellers’ Knowledge, there is no material default or violation by any other party to, any Transferred Plan.  No Action is pending or, to the Knowledge of the Sellers, threatened with respect to any Transferred Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of the Sellers, no fact or event exists that could give rise to any such Action.

(c)                                  Except as would not have a Material Adverse Effect, none of the Sellers or any Learning Entity has any Liability under Title IV of ERISA.  None of the Plans is a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA.

(d)                                 Except as set forth in Section 3.13(d) of the Disclosure Schedule, no material Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could (i) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement or (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Plans.

(e)                                  With respect to any Transferred Plans that are maintained outside the jurisdiction of the United States, or cover any employee residing or working outside the United

States, (i) all such Transferred Plans that are required to be funded are fully funded as required by their terms or applicable Laws, and (ii) with respect to all other such Transferred Plans, adequate reserves therefore have been established on the accounting statements of the applicable Seller or Learning Entity as required by their terms or applicable Laws.

SECTION 3.14.  Taxes.  Except for matters that would not have a Material Adverse Effect, to the Sellers’ Knowledge, (a) all Tax Returns required to have been filed by or with respect to the Learning Entities and the Purchased Assets have been timely filed (taking into account any extension of time to file granted or obtained); (b) all Taxes shown to be payable on such Tax Returns have been paid or will be timely paid; (c) no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority in writing against any Learning Entity or the Asset Seller (to the extent relating to the Purchased Assets) that has not been satisfied by payment, settled or withdrawn; (d) there are no Tax liens on any assets of any Learning Entity or on any Purchased Assets (other than Permitted Encumbrances); and (e) none of the Learning Entities is subject to any accumulated earnings tax or personal holding company tax.

SECTION 3.15.  Material Contracts.  (a)  Section 3.15(a) of the Disclosure Schedule lists each of the following written contracts and agreements to which any Learning Entity is a party in effect as of the date of this Agreement (such contracts and agreements being “Material Contracts”):

(i)                                     any agreement with the author of a textbook produced by any Learning Entity for which the Learning Entities received in excess of $3,000,000 in the aggregate during the year ended December 31, 2006;

(ii)                                  any agreement for the purchase of products or for the receipt of services (other than agreements covered by Section 3.15(a)(i)), the performance of which will extend over a period of more than one year and which involved consideration or payments by the Learning Entities in excess of $300,000 in the aggregate during the year ended December 31, 2006;

(iii)                               any agreement for the furnishing of products or services by the Learning Entities to their customers, the performance of which will extend over a period of more than one year and which involved consideration or payments by such customers in excess of $400,000 in the aggregate during the year ended December 31, 2006;

(iv)                              any agreement pursuant to which (A) any Learning Entity gives a third party (other than any Affiliates of the Learning Entities) the right to resell, publish and/or distribute certain publication(s) in a particular market and (B) the Learning Entities received in excess of $500,000 in the aggregate during the year ended December 31, 2006;

(v)                                 any agreement pursuant to which (A) a third party (other than any Affiliates of the Learning Entities) gives any Learning Entity the right to resell, publish and/or distribute certain publication(s) in a particular market and (B) the Learning

Entities paid in excess of $400,000 in the aggregate during the year ended December 31, 2006;

(vi)                              any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(vii)                           any agreement under which any Learning Entity created, incurred, assumed or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $250,000 or under which there has been imposed a security interest on any of the assets, tangible or intangible, of any Learning Entity;

(viii)                        any agreement entered into in the past five years for the disposition of any significant portion of the assets or business of any Learning Entity (other than sales of products in the ordinary course of business) or any agreement entered into in the past five years for the acquisition of the assets or business of any other Person (other than purchases of products in the ordinary course of business), in each case involving consideration in excess of $10,000,000;

(ix)                                any material agreement that limits or purports to limit the ability of any Learning Entity to compete in any line of business or with any Person or in any geographic area or during any period of time; and

(x)                                   the lease agreements pertaining to each parcel of Leased Real Property.

(b)                                 Except as would not have a Material Adverse Effect, each Material Contract (i) as of the date of this Agreement, is valid and binding on the applicable Learning Entity, and, to the Knowledge of the Sellers, the counterparties thereto, and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.04(c) of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence.  As of the date of this Agreement, none of the Learning Entities is in breach of, or default under, any Material Contract to which it is a party, except for such breaches or defaults that would not have a Material Adverse Effect.

SECTION 3.16.  Environmental Matters. (a)             .  (a)  Except as would not have a Material Adverse Effect and except as set forth on Section 3.16(a) of the Disclosure Schedule, (i) none of the Learning Entities is in violation of any Environmental Law, and, except for any violation that has been resolved, none of the Learning Entities has been in violation of any Environmental Law, (ii) the Learning Entities have obtained and are in compliance with all Environmental Permits and (iii) there is no written Action pending or, to the Sellers’ Knowledge, threatened against any Learning Entity that relates to any violation or alleged violation of Environmental Law.

(b)                                 The Purchaser acknowledges that the representations and warranties contained in this Section 3.16 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or Environmental Permits or with respect to any environmental matter related in any way to this Agreement or its subject matter.

SECTION 3.17.  Certain Business Relationships with Affiliates.  No Seller or any Affiliate of any Seller or any Learning Entity (other than a Learning Entity) (a) owns any material property or right, tangible or intangible, which is used solely by the Learning Entities, (b) has any claim or cause of action against any Learning Entity, or (c) owes any money to, or is owed any money by, any Learning Entity.  Section 3.17 of the Disclosure Schedule sets forth any agreements or arrangements between any Learning Entity, on the one hand, and any Seller or Affiliate of any Seller (other than a Learning Entity), on the other hand, which is currently in effect and which shall continue in effect after the Closing.

SECTION 3.18.  Title to Purchased Assets; Sufficiency.  The Asset Seller owns or has the legal right to use and, upon the Closing, will deliver to the Purchaser good and valid title to, all the Purchased Assets free and clear of all Encumbrances.  The assets of the Learning Entities and the Purchased Assets, together with any services to be provided under the Ancillary Agreements, are sufficient to carry on the business of the Learning Entities and the Purchased Assets as currently conducted and constitute all of the assets used or held for use by the Sellers primarily in the conduct of the business of the Learning Entities and the Purchased Assets.

SECTION 3.19.  Brokers.  Except for Morgan Stanley & Co. Incorporated, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Sellers.  The Sellers shall be solely responsible for the fees and expenses of Morgan Stanley & Co. Incorporated and all other fees and expenses of any advisors of the Sellers or the Learning Entities incurred in connection with the sale of the Learning Entities.

SECTION 3.20.  Disclaimer of the Sellers.  (A) EXCEPT AS SET FORTH IN THIS ARTICLE III (AND THE CERTIFICATE REFERRED TO IN SECTION 8.02(a)), NONE OF THE SELLERS, THEIR AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE LEARNING ENTITIES, THE SHARES OR THE PURCHASED ASSETS, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (II) THE OPERATION OF THE LEARNING ENTITIES BY THE PURCHASER AFTER THE CLOSING IN ANY MANNER OTHER THAN AS USED AND OPERATED BY THE SELLERS OR (III) THE PROBABLE SUCCESS OR PROFITABILITY OF THE LEARNING ENTITIES AFTER THE CLOSING AND (B) OTHER THAN THE INDEMNIFICATION OBLIGATIONS OF TCDI SET FORTH IN ARTICLE IX, NONE OF THE SELLERS, THEIR AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE PURCHASER OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PURCHASER, ITS AFFILIATES OR REPRESENTATIVES OF, OR THE PURCHASER’S USE OF, ANY INFORMATION RELATING TO THE LEARNING ENTITIES, INCLUDING THE CONFIDENTIAL INFORMATION MEMORANDUM AND ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE PURCHASER, WHETHER ORALLY OR IN WRITING,  IN CERTAIN “DATA ROOMS,” MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS,

RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF THE PURCHASER OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers as follows:

SECTION 4.01.  Organization and Authority of the Purchaser.  The Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.  The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder, and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Purchaser.  This Agreement has been, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Sellers) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 4.02.  No Conflict.  Assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, the execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or its respective assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.

SECTION 4.03.  Governmental Consents and Approvals.  The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which the Purchaser is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except (a) compliance with, and filings under, the HSR Act and (b) any additional consents, approvals, authorizations, filings and notifications under any other applicable antitrust, competition, or trade regulation law, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser of the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 4.04.  Investment Purpose.  The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities Laws.  The Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws.  The Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of their investment.

SECTION 4.05.  Financing.  (a)  The Purchaser has received and accepted an executed commitment letter dated May 9, 2007 (the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) relating to the commitment of the Lenders to provide debt financing which, taken together with the Cash Equity and subject to satisfaction of the conditions thereto, would be sufficient to consummate the transactions contemplated by this Agreement and the Ancillary Agreements on the terms contemplated thereby and to pay the Purchaser’s related fees and expenses.  The debt financing referenced in the Debt Commitment Letters is collectively referred to in this Agreement as the “Debt Financing.”

(b)                                 The Purchaser has received and accepted executed commitment letters dated May 11, 2007 (the “Equity Commitment Letters” and, together with the Debt Commitment Letter, the (“Commitment Letters”) from certain Persons (collectively, the “Equity Investors”) relating to the commitment of the Equity Investors to provide cash equity which, taken together with the Debt Financing and subject to satisfaction of the conditions thereto, would be sufficient to consummate the transactions contemplated by this Agreement and the Ancillary Agreements on the terms contemplated thereby and to pay the Purchaser’s related fees and expenses.  The cash equity referenced in the Equity Commitment Letters is referred to in this Agreement as the “Cash Equity” (the Cash Equity, together with the Debt Financing, is collectively referred to as the “Financing”).

(c)                                  Subject to the receipt of the Financing, the Purchaser will have prior to the Closing sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay, in cash, the Purchase Price and all other amounts payable pursuant to this Agreement and the Ancillary Agreements or otherwise necessary to consummate all the transactions contemplated hereby and thereby.  The Purchaser has delivered to TCDI true and complete copies of the Commitment Letters.  As of the date hereof, each Commitment Letter is in full force and effect and is a valid, legal and binding obligation of the Purchaser, the Equity Investors and, to the knowledge of the Purchaser, the Lenders party thereto.  As of the date hereof, the Purchaser has taken all actions required to cause the Commitment Letters to be effective.  As of the date hereof, the Purchaser is not aware of any fact or circumstance in existence that would reasonably be expected to give rise to the failure to satisfy any condition precedent set forth in the Commitment Letters.  As of the date hereof, the Purchaser has no reason to believe that any event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under any term or condition of the Commitment Letters.  As of the date hereof, the Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Commitment Letters.  The Purchaser has fully paid any and all commitment fees or other fees required by the Commitment Letters to be paid on or before the date of this Agreement.  Subject to its terms and conditions, the Financing, when funded in accordance with the Commitment Letters, will provide the Purchaser with acquisition financing at the Closing sufficient to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(d)                                 Concurrently with the execution of this Agreement, Purchaser has delivered to TCDI a limited guarantee, dated the date hereof, of each of the Equity Investors guaranteeing certain of the Purchaser’s payment obligations hereunder (the “Limited Guarantees”).

SECTION 4.06.  Litigation.  No Action by or against the Purchaser is pending or, to the knowledge of the Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 4.07.  Brokers.  Except for Evercore Partners Incorporated and Atlas Advisors, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.  The Purchaser shall be solely responsible for payment of the fees and expenses of Evercore Partners Incorporated and Atlas Advisors.

SECTION 4.08.  Independent Investigation; Sellers’ Representations.  The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Learning Entities, which investigation, review and analysis was done by the Purchaser and its Affiliates and representatives.  The Purchaser acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Learning Entities for such purpose.  In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of the Sellers or their representatives (except the specific representations and warranties of the Sellers set forth in Article III (and the certificate referred to in Section 8.02(a)) and the schedules thereto).  The Purchaser hereby acknowledges and agrees that (a) other than the representations and warranties made in Article III, none of the Sellers, their Affiliates, or any of their respective officers, directors, employees or representatives makes or has made any representation or warranty, express or implied, at law or in equity, with respect to the Learning Entities, the Shares or the Purchased Assets, including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Learning Entities by the Purchaser after the Closing in any manner other than as used and operated by the Sellers or (iii) the probable success or profitability of the Learning Entities after the Closing and (b) none of the Sellers, their Affiliates, or any of their respective officers, directors, employees or representatives will have or be subject to any liability or indemnification obligation to the Purchaser or to any other Person resulting from the distribution to the Purchaser, its Affiliates or representatives of, or the Purchaser’s use of, any information relating to the Learning Entities, including the Confidential Information Memorandum and any information, documents or material made available to the Purchaser, whether orally or in writing,  in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser or in any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01.  Conduct of Business Prior to the Closing.  Each of the Sellers covenants and agrees that, except as described in Section 5.01 of the Disclosure Schedule or contemplated, permitted or required by this Agreement and the Ancillary Agreements, between the date of this Agreement and the Closing, each of the Stock Sellers shall cause each Learning Entity to (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) use its reasonable efforts to preserve intact in all material respects the business organization of the Learning Entities and (iii) make capital expenditures in the amounts set forth on, and otherwise in accordance with, the capital expenditures budget set forth in Schedule 5.01 of the Disclosure Letter.  Except as described in Section 5.01 of the Disclosure Schedule or contemplated, permitted or required by this Agreement and the Ancillary Agreements, each Seller covenants and agrees that, between the date of this Agreement and the Closing, without the prior written consent of the Purchaser, the Learning Entities will not:

(a)                                  issue or sell any capital stock, notes, bonds or other securities of any Learning Entity (or any option, warrant or other right to acquire the same) or redeem any of the capital stock of any Learning Entity;

(b)                                 amend or restate the certificate of incorporation or bylaws (or similar organizational documents) of any Learning Entity;

(c)                                  (i) grant or announce any increase in the salaries, bonuses or other benefits payable by any Learning Entity to any Business Employees, other than as required by

Law, or the terms of any Plans existing as of the date of this Agreement or other increases in the ordinary course of business consistent with the past practices of such Learning Entity (ii) establish, adopt, enter into, amend or terminate any Transferred Plan or any plan, agreement, program, policy or other arrangement that would be a Transferred Plan if it were in existence as of the date of this Agreement, other than in the ordinary course of business consistent with past practice, or (iii) increase the funding obligation or contribution rate of any Plan other than in the ordinary course of business consistent with past practice;

(d)                                 change any method of accounting or accounting practice or policy used by any of the Learning Entities, other than such changes as are required by GAAP or a Governmental Authority;

(e)                                  fail to exercise any rights of renewal with respect to any Leased Real Property that by its terms would otherwise expire;

(f)                                    compromise or settle any Action (A) resulting in an obligation of any Learning Entity to pay more than $5,000,000 in respect of compromising or settling such Action or (B) in respect of any claim of any Learning Entity to receive any payment of more than $5,000,000 in respect of settling any such Action;

(g)                                 acquire (by merger or stock or asset purchase or otherwise) any corporation, partnership, other business organization or any business or division thereof;

(h)                                 sell, license or otherwise dispose of any of the Owned Intellectual Property or Purchased Assets or assets of the Learning Entities, other than sales, licenses or other dispositions of assets made in the ordinary course of business;

(i)                                     incur, create, assume or otherwise become liable for any Indebtedness;

(j)                                     enter into, renew, extend, materially amend, fail to renew, cancel or terminate any Material Contract (including any Contract relating to the ERP system) or Contract which if entered into prior to the date hereof would be a Material Contract, other than author contracts in the ordinary course of business;

(k)                                  implement or adopt any material change in its financial accounting principles, practices or methods, other than as required by GAAP, applicable Law or regulatory guidelines;

(l)                                     delay the material payment of any advances due under agreements with any author;

(m)                               without the prior written consent of the Purchaser, which shall not be unreasonably withheld, make or change any material Tax election (except as consistent with prior practices), adopt or materially change any accounting method with respect to Taxes, enter into any closing agreement, or settle or compromise any proceeding with respect to any material Tax claim or assessment relating to the Learning Entities or the Purchased Assets;

(n)                                 change the dates of publication and/or shipping with respect to any Publication to the extent the same would be materially inconsistent with the schedule contemplated by the management projections; or

(o)                                 agree to take any of the actions specified in Sections 5.01(a)-(n).

Notwithstanding anything to the contrary in this Agreement, the Learning Entities shall be permitted to declare and pay cash dividends or make cash distributions or other cash transfers (including in connection with any “cash sweep” arrangements with TCDI or its Affiliates) prior to the Closing Date, consummate and give effect to the Reorganization Transactions and transfer, assign, distribute or sell, or enter into agreements to transfer, assign, distribute or sell, any of the Excluded Businesses’ Assets or Excluded Businesses’ Liabilities, including, with respect to the Prometric business unit of Thomson Learning Inc., the transfer and assignment of the Excluded Businesses’ Assets and Excluded Businesses’ Liabilities of such business unit to a subsidiary of Thomson Learning Inc. followed by the transfer of the equity of such subsidiary to an Affiliate of The Thomson Corporation and the actions described in Section 5.01-A of the Disclosure Schedule.

SECTION 5.02.  Access to Information.  (a)  From the date of this Agreement until the Closing, upon reasonable notice, each Seller shall, and shall cause each Learning Entity and each of their respective officers, directors, employees, agents, representatives, accountants and counsel to, (i) afford the Purchaser and its authorized representatives reasonable access to the offices, properties and books and records of each Learning Entity and (ii) furnish to the officers, employees, and authorized agents and representatives of the Purchaser such additional financial and operating data and other information regarding the Learning Entities (or copies thereof) as the Purchaser may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted at the Purchaser’s expense, during normal business hours, under the supervision of the Sellers’ personnel and in such a manner as not to interfere with the normal operations of the Learning Entities.  Notwithstanding anything to the contrary in this Agreement, the Sellers shall not be required to disclose any information to the Purchaser if such disclosure would, in the Sellers’ reasonable discretion, (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(b)                                 In order to facilitate the resolution of any claims made against or incurred by the Sellers or their Affiliates relating to the Learning Entities and for purposes of compliance by the Sellers and their Affiliates with securities, Tax, environmental, employment and other Laws, for a period of seven (7) years after the Closing, the Purchaser shall (i) retain the books and records relating to the Learning Entities for periods prior to the Closing, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Sellers reasonable access (including the right to make, at the Sellers’ expense, copies), during normal business hours, to such books and records.

(c)                                  In order to facilitate the resolution of any claims made against or incurred by the Purchaser or any Learning Entity relating to the Learning Entities and for purposes of compliance with securities, Tax, environmental, employment and other Laws, for a period of seven (7) years after the Closing, and for a period of 12 months, to facilitate financing, each

Seller shall (i) retain the books and records relating to the Learning Entities relating to periods prior to the Closing which shall not otherwise have been delivered to the Purchaser and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Purchaser reasonable access (including the right to make, at the Purchaser’s expense, copies), during normal business hours, to such books and records.

SECTION 5.03.  Confidentiality.  (a)  The terms of the Confidentiality Agreement, dated as of February 8, 2007 (the “Confidentiality Agreement”), between TCDI and an Affiliate of the Purchaser are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the Purchaser under this Section 5.03 shall terminate; provided, however, that the Confidentiality Agreement shall terminate only in respect of that portion of the Information (as defined in the Confidentiality Agreement) exclusively relating to the Learning Entities and the transactions contemplated by this Agreement and, provided, further, that any requirement under the Confidentiality Agreement to obtain consent for the disclosure of Information (as defined in the Confidentiality Agreement) to prospective financing sources shall cease to have further force and effect from and after the date hereof.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

(b)                                 Nothing provided to the Purchaser pursuant to Section 5.02(a) shall in any way amend or diminish the Purchaser’s obligations under the Confidentiality Agreement.  The Purchaser acknowledges and agrees that any Information provided to the Purchaser pursuant to Section 5.02(a) or otherwise by any of the Sellers, the Learning Entities or any officer, director, employee, agent, representative, accountant or counsel thereof shall be subject to the terms and conditions of the Confidentiality Agreement.

(c)                                  Except with respect to Excluded Taxes for which TCDI is responsible pursuant to Section 7.01(a), for a period of two years after the Closing Date, the Sellers shall hold, and shall cause their Affiliates, officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or other requirements of Law on advice of counsel, all confidential or otherwise proprietary documents and information of (or otherwise concerning) the Purchaser and the Learning Entities and the Purchased Assets in the possession of the Sellers and their Affiliates, provided that such obligation shall not apply to information which is or becomes generally available to the public other than as a result of a breach of this provision.

SECTION 5.04.  Regulatory and Other Authorizations; Notices and Consents.  (a)  The Purchaser and the Sellers shall each (i) use its reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements, (ii) cooperate fully with the Sellers in promptly seeking to obtain all such authorizations, consents, orders and approvals and (iii) provide such other information to any Governmental Authority as such Governmental Authority may reasonably request in connection herewith.  Each party hereto agrees to make promptly (but in no event later than ten (10) Business Days after the date of this Agreement) its respective filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate

Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act.  Each party hereto agrees to make as promptly as practicable its respective filings and notifications, if any, under any other applicable antitrust, competition, or trade regulation Law and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable antitrust, competition, or trade regulation Law.  The Purchaser will pay all fees or make other payments to any Governmental Authority in order to obtain any such authorizations, consents, orders or approvals.

(b)                                 Without limiting the generality of the Purchaser’s undertaking pursuant to Section 5.04(a), the Purchaser agrees to use its best efforts and to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any antitrust or competition Governmental Authority or any other party so as to enable the parties hereto to close the transactions contemplated hereby as promptly as practicable, and in any event prior to the Termination Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, and the entrance into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby.  In addition, the Purchaser shall use its best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing prior to the Termination Date; provided, however, that such litigation in no way limits the obligation of the Purchaser to use its best efforts, and to take any and all steps necessary to eliminate each and every impediment under any antitrust, competition or trade regulation Law to close the transactions contemplated hereby prior to the Termination Date.

(c)                                  Each party to this Agreement shall promptly notify the other parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority.  None of the parties to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting.  The parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act.  The parties to this Agreement will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the Learning Entities or the Purchased Assets, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(d)                                 The Purchaser shall not enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required, to:  (i) obtain the expiration or termination of the waiting period under the HSR Act, or any other applicable antitrust, competition, or trade regulation Law, applicable to the transactions contemplated by this Agreement, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated hereby, or (iii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement.

(e)                                  The Sellers shall, and shall cause their applicable Affiliates (other than the Learning Entities) to, provide all consents required pursuant to any agreements any such Persons may have with any of the Learning Entities in connection with the execution of this Agreement or the transactions contemplated hereby.

SECTION 5.05.  Thomson Marks; West Marks.  (a)  The Purchaser hereby acknowledges that all right, title and interest in and to (i) the names and logos “Thomson”,  and the Thomson starburst design, a copy of which is set forth on Section 5.05(a) of the Disclosure Schedule, together with all variations and acronyms thereof and all trademarks, service marks, domain names, trade names, trade dress, company names and other identifiers of source or goodwill containing, incorporating or associated with any of the foregoing (the “Thomson Marks”), and (ii) the name (but not the geographic designation) “West”, together with all variations and acronyms thereof and all trademarks, service marks, domain names, trade names, trade dress, company names and other identifiers of source or goodwill containing, incorporating or associated with any of the foregoing (the “West Marks”), are owned exclusively by TCDI and its Affiliates (other than the Learning Entities), and that, except as expressly provided below, any and all right of the Learning Entities to use the Thomson Marks and the West Marks shall terminate as of the Closing and shall immediately revert to TCDI and its Affiliates (other than the Learning Entities) along with any and all goodwill associated therewith.  The Purchaser further acknowledges that it has no rights, and is not acquiring any rights, to use the Thomson Marks or the West Marks, except as provided herein.

(b)                                 The Purchaser shall, as soon as practicable after the Closing Date, but in no event later than six (6) months thereafter, cause each Learning Entity to file amended articles of incorporation or other organizational or corporate documents with the appropriate authorities changing its corporate name to a corporate name that does not contain any Thomson Marks and to supply promptly any additional information, documents and materials that may be requested by the Sellers with respect to such filings.

(c)                                  Except as expressly provided in this Agreement, each Learning Entity shall, for a period of six (6) months after the Closing Date, be entitled to use, solely in connection with the operation of its business as conducted immediately prior to Closing, signs, letterheads, invoice stock, advertisements and promotional materials and Internet domain names, and other documents and materials (“Licensed Stock”) containing the Thomson Marks and the West Marks, and immediately after the expiration of such six-month period, the Purchaser shall cause each Learning Entity to remove or obliterate all Thomson Marks and the West Marks from such Licensed Stock or cease using such Licensed Stock, and transfer to the Sellers any rights with respect to Internet domain names incorporating any Thomson Marks and the West Marks.

(d)                                 Except as expressly provided in this Agreement, the Learning Entities shall have the limited right to use the Thomson Marks and the West Marks for a period of three (3) years after the Closing Date on Publications and products and services provided in a tangible form of digital media, i.e, DVDs and CD’s (“Digital Media”) solely to the extent that such Publications and Digital Media (x) (A) are part of the existing inventory of finished goods of the Learning Entities as of the Closing Date or (B) will be published, produced or re-printed in the ordinary course of business within six (6) months after the Closing Date and (y) incorporated any Thomson Marks and West Marks as of the Closing Date or, in the case of clause (B) above, will incorporate any Thomson Marks or West Marks within 6 months after the Closing Date (“Existing Publications”).

(e)                                  Except as expressly provided in this Agreement, the Learning Entities shall have the limited right to use the West Marks for a period of three (3) years after the Closing Date in connection with the publication, sale and distribution of any Publication pursuant to any author agreement executed prior to the date of this Agreement (the “Existing Author Agreements”) that expressly requires that such Publication incorporate West Marks (“Required Publication”).  Any Existing Author Agreements may be renewed, so long as such renewal does not require the use of the West Marks, and the Learning Entities shall enter into amendments with authors of all Existing Author Agreements during such three-year period to no longer require the use of the West Marks, and shall indemnify the Sellers and their Affiliates and hold them harmless from any Actions, Losses and Liabilities arising out of or relating to any breach by any Learning Entity of any agreement, arrangement or understanding with any third party relating to the use of the West Marks.

(f)                                    Except as expressly provided in this Agreement, no other right to use the Thomson Marks or the West Marks is granted by the Sellers to the Purchaser or any Learning Entity, whether by implication or otherwise, and nothing hereunder permits the Purchaser or any Learning Entity to use the Thomson Marks or the West Marks on any documents, materials, products, services, or Publications other than as expressly provided in connection with, respectively, the Licensed Stock, Existing Publications and Required Publications.  The Purchaser shall ensure that all use of the Thomson Marks and the West Marks by the Learning Entities as provided in this Section 5.05 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Learning Entities used the Thomson Marks or the West Marks prior to the Closing.  Any and all goodwill generated by the use of the Thomson Marks and the West Marks under this Section 5.05 shall inure solely to the benefit of the Sellers.  In no event shall the Purchaser or any Learning Entity use the Thomson Marks or the West Marks in any manner that may damage or tarnish the reputation of the Sellers or the goodwill associated with the Thomson Marks or the West Marks and the Sellers shall, at all times, have the right to inspect and approve the use thereof.

(g)                                 The Purchaser agrees that no Seller shall have any responsibility for claims by third parties arising out of, or relating to, the use by any Learning Entity of any Thomson Marks or West Marks after the Closing.  The Purchaser shall indemnify and hold harmless the Sellers from any and all claims that may arise out of the use thereof by any Learning Entity in accordance with the terms and conditions of this Section 5.05, other than such claims that the Thomson Marks or West Marks infringe the Intellectual Property rights of any third party.  In addition to any and all other available remedies, the Purchaser shall indemnify and hold harmless the Sellers from any and all claims that may arise out of the use of the Thomson Marks or the West Marks in violation of or outside the scope permitted by this Section 5.05.  Notwithstanding anything in this Agreement to the contrary, Purchaser hereby acknowledges that Sellers, in addition to any other remedies available to them for any breach or threatened breach of this Section 5.05, shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining Purchaser and any of its Affiliates (including the Learning Entities) from any such breach or threatened breach.

SECTION 5.06.  Licenses.  (a)  License to the Sellers.  Effective as of the Closing, the Purchaser hereby grants, and shall cause the Learning Entities to grant, to the Sellers and their Affiliates a fully paid-up, royalty-free, worldwide, irrevocable, non-exclusive, perpetual license under the patents, patent applications, technology, and registered and unregistered copyrights (including copyrights in source code) included in the Owned Intellectual Property (other than Copyrights in Publications and in content published online) and the Transferred Intellectual Property to use, make and have made products, systems and services, to prepare and distribute derivative works and to lease, sell, offer for sale, import and otherwise dispose of products, systems and services so made, outside the field of the Restricted Business.  The license shall extend only to Intellectual Property in existence as of the Closing Date, and shall not include any updates, improvements, derivatives or new Intellectual Property that may be created by or on behalf of Purchaser or its Affiliates thereafter, whether or not it is used exclusively in the GOLD Platform.  Purchaser shall have no obligations of support or maintenance with respect to Seller’s use of the GOLD Platform, and Seller shall be solely responsible for all costs incurred in connection with the exercise of its license under this provision or the use of the GOLD Platform by it or its Affiliates.

(b)                                 License to Purchaser.  The Sellers hereby grant and shall cause their Affiliates to grant, a fully paid-up, royalty-free, worldwide, irrevocable, non-exclusive, perpetual, license under any Intellectual Property owned by the Sellers or their Affiliates that is used in the GOLD Platform but is not exclusively used in the GOLD Platform, to use, make and have made products, systems and services, to prepare and distribute derivative works, and to lease, sell, offer for sale, import and otherwise dispose of products, systems and services.

(c)                                  Assignment; Sublicensing.  The licenses granted in Sections 5.06(a) and (b) shall not be assigned or transferred without the consent of the licensor except (i) to an Affiliate of the licensee, which shall remain bound by the terms of Section 5.06, or (ii) to the purchaser of all or substantially all of the assets of the business(es) of the licensee that are then using the GOLD Platform.  Any assignment made in violation of this provision shall be null and void ab initio. The licenses granted in Sections 5.06(a) and (b) shall not be sublicensable except (x) to an Affiliate of the licensee for so long as it remains an Affiliate of licensee, or (y) to customers or subscribers of the licensee to the extent necessary to distribute content to customers or subscribers by means of the GOLD Platform, provided that, in the case of the license granted in Section 5.06(a), the customer or subscriber is not then engaged in the Restricted Business.  In addition, the licenses granted in Sections 5.06(a) and (b), with respect to patents and patent applications, shall be freely sublicensable; provided, however, that Sellers and their Affiliates shall not sublicense to any third party for use of said patents and patent applications in the field of the Restricted Business.

SECTION 5.07.  Intellectual Property Further Assurances.  During the period beginning on the Closing Date and ending on the second anniversary thereof, to the extent that:

(a)                                  any (i) Intellectual Property that is used as of the Closing Date primarily by a Learning Entity and is owned by a Seller (other than the Asset Seller) was not Owned Intellectual Property, or (ii) Intellectual Property that is used as of the Closing Date exclusively in the GOLD Platform and is owned by an Asset Seller was not assigned to the Purchaser as Transferred Intellectual Property (collectively, the “Learning Entities’ IP”), the Purchaser shall give notice thereof to the Sellers and the Sellers shall transfer, or cause to be transferred, the Learning Entities’ IP to an assignee designated by the Purchaser.  Pending such transfer, the Sellers or their Affiliates shall hold such Learning Entities’ IP and provide to the Purchaser or its designated assignee all of the benefits associated with the ownership of such Learning Entities’ IP, and the Sellers or their Affiliates shall cause such Learning Entities’ IP to be used or retained as may reasonably be instructed by the Purchaser.  Upon transfer of the Learning Entities’ IP, such Learning Entities’ IP shall be licensed to Seller pursuant to the terms set forth in Section 5.06(a).

(b)                                 any Intellectual Property that (i) is used as of the Closing Date primarily by the Sellers or their Affiliates (other than the Learning Entities) and was Owned Intellectual Property or (ii) was not exclusively used in the GOLD Platform but was assigned as Transferred Intellectual Property (collectively, the “Sellers’ IP”), the Sellers shall give notice to the Purchasers and the Purchasers or the Learning Entities shall transfer, or cause to be transferred, the Sellers’ IP to an assignee designated by the Sellers.  Pending such transfer, the Purchasers or the Learning Entities or their Affiliates shall hold such Sellers’ IP and provide to the Sellers or their designated assignee all of the benefits associated with the ownership of such Sellers’ IP, and the Purchaser or the Learning Entities or their Affiliates shall cause such Sellers’ IP to be used or retained as may reasonably be instructed by the Sellers. Upon transfer of the Sellers’ IP, such Sellers’ IP shall be licensed to Purchaser pursuant to the terms set forth in Section 5.06(b).

SECTION 5.08.  Transition Services.  (a)  Following the Closing, TCDI shall provide, or cause to be provided, to the Learning Entities certain services that are currently provided by TCDI and its Affiliates to the Learning Entities, all as more fully set forth in a transition services agreement substantially in the form attached hereto as Exhibit 5.08(a) (the “Transition Services Agreement”) to be entered into by TCDI and the Purchaser as of the Closing.

(b)                                 Following the Closing, TCDI shall provide, or cause to be provided, the human resource, benefits administration and related services all as more fully set forth in a human resource service agreement substantially in the form attached hereto as Exhibit 5.08(b) (the “HR Services Agreement”) to be entered into by TCDI and the Purchaser as of the Closing.

SECTION 5.09.  Connecticut Property Transfer Act.  In the event the consummation of the transactions contemplated by this Agreement triggers the Connecticut Property Transfer Act (the “Transfer Act”), the Sellers shall submit and certify all forms and documents that are required pursuant to the Transfer Act to the Connecticut Department of Environmental Protection (“CTDEP”).  The Sellers shall be responsible for, and shall have the right to control, any investigation or remediation of the subject property relating to pre-closing use of the subject property and that is required to satisfy the Transfer Act.  The Purchaser shall cooperate with the Sellers, including, without limitation, (a) signing as transferee any forms or documents as may be required pursuant to the Transfer Act in form and substance reasonably acceptable to the Purchaser, (b) providing reasonable access at no charge to the subject property subsequent to the Closing so that the Sellers may conduct any investigation or remediation that is required by the Transfer Act or by the CTDEP, including, without limitation, access to drill boreholes and collect soil samples, drill wells and collect groundwater samples, and install and operate remediation equipment, and (c) not objecting to the implementation of any reasonable institutional or engineering controls that may be appropriate in connection with any remediation of the subject property.

SECTION 5.10.  Non-Competition.  (a)                                        For a period of one year after the Closing Date (the “Restricted Period”), no Non-Competition Party shall either directly or indirectly engage in the Restricted Business in any of the countries in which the Learning Entities operate as of the Closing Date (the “Restricted Territory”).  Notwithstanding the foregoing, no Non-Competition Party shall be prohibited from:

(i)                                     engaging in any business or activities conducted by any Non-Competition Party as of the Closing Date and set forth on Section 5.10 of the Disclosure Schedule, and any reasonable extension or development thereof;

(ii)                                  acquiring or owning less than 5% of the outstanding voting power of any publicly traded company;

(iii)                               performing its obligations under this Agreement and the Ancillary Agreements; or

(iv)                              acquiring any entity which is engaged in the Restricted Business (“Acquired Company”) if, in its last full fiscal year prior to such acquisition, the consolidated revenues of such Acquired Company from the Restricted Business in the Restricted Territory constituted less than 20% of the total revenues of such entity, provided, that a Non-Competition Party may acquire an Acquired Company with consolidated revenues from the Restricted Business in the Restricted Territory constituting more than 20% of the total revenues of such entity so long as within 6 months after such acquisition, such Non-Competition Party disposes or agrees to dispose of the relevant portion of the Acquired Company’s business or securities to comply with this Section 5.10.

SECTION 5.11.  Release from Guarantees.  At or prior to the Closing, the Purchaser shall use its reasonable best efforts to take or cause to be taken all actions necessary to secure the unconditional release of the Sellers, TCDI and their Affiliates (excluding the Learning

Entities; collectively, the “Seller Group”), as applicable, from the guarantees set forth in Section 5.11 of the Disclosure Schedule (the “Guarantees”), including effecting such release by issuing Purchaser guarantees or other credit support, and the Purchaser shall use its reasonable best efforts, or shall use its reasonable best efforts to cause its Affiliates or the Learning Entities (collectively, the “Purchaser Group”) to, be substituted in all respects for the applicable member of the Seller Group that is party to the Guarantee, so that the applicable member of the Purchaser Group shall be solely responsible for the obligations of such Guarantee; provided, however, that any such release or substitution must be effected pursuant to documentation reasonably satisfactory in form and substance to TCDI.  In the case of the failure to do so by the by the Closing Date, then, Sellers, on the one hand, and the Purchaser and the Companies, jointly and severally, on the other hand, shall continue to cooperate and use their respective reasonable best efforts to terminate, or cause the Purchaser or one of its Affiliates to be substituted in all respects for the Seller Group in respect of, all obligations of the Seller Group under any such Guarantees, and the Purchaser shall and shall cause the Learning Entities and any successors to (i) indemnify and hold harmless the Seller Group for any damages arising from such Guarantees and (ii) not permit any of the Learning Entities to (A) renew or extend the term of or (B) increase its obligations under, or transfer to another third party, any loan, lease, Contract or other obligation for which any member of the Seller Group is or would reasonably be expected to be liable under such Guarantee.  In the event the Seller Group identifies, after the Closing, guarantees, or other similar obligations to which any of the Seller Group is a party (the “Additional Guarantees”), the Seller Group shall promptly notify the Purchaser in writing of the existence and terms of such Additional Guarantees, and the Purchaser, upon receipt of such notice, shall promptly cause the release and substitution of such Additional Guarantees in a manner consistent with the foregoing.  All costs and expenses incurred in connection with the release or substitution of the Guarantees and the Additional Guarantees, as the case may be, shall be borne by the Purchaser, and the Purchaser shall indemnify the Seller Group for any and all Losses arising from or relating to such Guarantees and Additional Guarantees.

SECTION 5.12.  Financing Commitments; Amendment or Waiver.  (a)  The Purchaser shall use reasonable best efforts to obtain the Financing on the terms and conditions described in the Commitment Letters, including (i) negotiating definitive agreements with respect thereto on the terms and conditions contained therein and (ii) satisfying on a timely basis all conditions applicable to the Purchaser in such definitive agreements that are within its control.  In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letters, including as a result of any Lender MAC (as defined below), as promptly as practicable following the occurrence of such event, the Purchaser shall use reasonable best efforts to obtain alternative financing from alternative sources on terms and conditions that are no less favorable to the Purchaser in any material respect than those contained in the Commitment Letters.  The Purchaser shall keep TCDI informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing.  The Purchaser shall give TCDI prompt notice of any material breach by any party of the Commitment Letters, any termination of the Commitment Letters, any Lender MAC or any indication that the Financing may not be available to the Purchaser.  The Purchaser shall not agree to any amendment, modification to, or any waiver of the rights of the Purchaser or any obligations of any counterparty thereto under, any Commitment Letter (other than the addition of a new lender) without the prior written consent of TCDI.  For purposes of this Agreement, the term “Lender MAC” shall mean (x) any restriction on lending imposed by a regulatory authority on, or a petition of bankruptcy, insolvency or reorganization (or similar petition or initiation of proceedings under any debtor relief law) filed by or against, or the seeking of the appointment of a receiver or similar person by, or the making of an assignment for the benefit of creditors by, any lender or lenders providing at least 25% of the Financing contemplated by the Financing Commitments or (y) any order, decree or injunction of a court or agency of competent jurisdiction, including any such lender’s primary banking regulator or regulators, prohibiting the consummation of the financing contemplated by the Financing Commitments affecting any lender or lenders providing at least 25% of the Financing contemplated by the Financing Commitments, which, in each case, prevents the lender or lenders from providing the financing contemplated by such Financing Commitments and which, in the case of any petition filed against any such lender or lenders, is not dismissed within ten (10) days of being filed.  Notwithstanding the foregoing, compliance by the Purchaser with this Section 5.12 shall not relieve the Purchaser of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(b)                                 Prior to the Closing, the Sellers shall cause the Learning Entities to provide, and shall use their reasonable best efforts to cause the officers, employees, representatives and advisors, including legal and accounting advisors, of the Learning Entities to provide to the Purchaser, all cooperation reasonably requested by the Purchaser that is necessary, proper or advisable in connection with the financing (in each case, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Sellers and the Learning Entities), including (i) participating in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) providing information in connection with the preparation by the Purchaser or its representatives of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the financing; provided that any private placement memoranda or prospectuses in relation to high yield debt securities need not be issued by any of the Learning Entities, (iii) executing and delivering at the Closing any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by the Purchaser (including a certificate of the chief executive officer or chief financial officer of any of the Learning Entities with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the financing), (iv) as promptly as reasonably practicable, furnishing the Purchaser and its financing sources with access to personnel and financial and other pertinent information regarding the Learning Entities and the Purchased Assets as may be reasonably requested by the Purchaser, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and in compliance with the other rules and regulations promulgated by the United States Securities and Exchange Commission (the “SEC”) (including the Financial Statements) to consummate the offerings of debt securities contemplated by the Debt Commitment Letters at the time during the Learning Entities’ fiscal year such offerings will be made and to effect a registered exchange offer with the SEC with respect to any such debt securities, (v) using reasonable best efforts to obtain accountants’ comfort letters (including comfort levels customary in similar types of transactions for pro forma financial information and related adjustments), legal opinions, surveys and title insurance as reasonably requested by the Purchaser; provided that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Learning Entities, (vi) at the Closing entering into interest rate hedge transactions as reasonably requested by the Purchaser, (vii) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the financing to evaluate the Learning Entities’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing and (B) establish as of the Closing bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (viii) using reasonable best effort to obtain any necessary rating agencies’ confirmation or approvals for the financing, (ix) providing the Purchaser by no later than May 15, 2007 with an unaudited combined balance sheet and unaudited combined statements of income and cash flows of the Learning Entities and the Purchased Assets and Assumed Liabilities as of and for the three months ended March 31, 2007 (together with comparable financial statements as of and for the three months ended March 31, 2006), in each case which have been subject to SAS 100 review by the Learning Entities’ accounting advisors (the “First Quarter Financial Statements”), and which will be prepared in accordance with GAAP and will fairly present, in all material respects, the financial position of the Learning Entities as of, and results of its operations and cash flows for the period ended, March 31, 2007, subject to normal year-end audit adjustments, and (x) taking all corporate actions necessary to permit the consummation of the financing and to permit the proceeds thereof to be made available as of the Closing Date; provided, however, that, with respect to the foregoing clauses (i) through (x), under no circumstances shall the Learning Entities be required to incur any obligations or liabilities that arise prior to the Closing.  The Company hereby consents to the use of its and its subsidiaries’ logos in connection with the financing.

(c)                                  The Purchaser shall, promptly upon request by the Sellers, reimburse the Sellers for all reasonable and documented out-of-pocket costs incurred by the Sellers in connection with cooperation provided for in Section 5.12(b) (such reimbursement to be made promptly and in any event within three Business Days of delivery of reasonably acceptable documentation evidencing such expenses) and shall indemnify and hold harmless the Sellers, the Learning Entities and their respective representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided by the Sellers or their Affiliates).  All non-public or otherwise confidential information regarding the Learning Entities obtained by the Purchaser or its representatives pursuant to this Section 5.12 shall be kept confidential in accordance with the Confidentiality Agreement until the Closing; provided, however, that the Purchaser and its representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Debt Financing and a registered offering of debt securities so long as the Purchaser and its representatives reasonably cooperate with the Sellers in order to permit the Sellers to comply with their obligations under applicable Law relating to the disclosure of such confidential information.

(d)                                 Notwithstanding any other provision of this Agreement, for all purposes of this Agreement, unless the Sellers shall have committed a willful breach of Section 5.12(b), the Sellers shall not be deemed to be in breach of any of their obligations under, and they shall be deemed to have complied with all of their obligations contained in, Section 5.12(b); provided, however, that the First Quarter Financial Statement will be delivered by May 15, 2007.

SECTION 5.13.  Excluded Businesses.  (a)  The Purchaser shall cooperate with the Sellers and their Affiliates in transferring and shall promptly transfer and assign any and all

Excluded Businesses’ Assets (including any documents or records) to TCDI or its designee and shall assign any and all of the Learning Entities’ right to, and shall promptly transfer, or cause the Learning Entities to transfer, upon receipt, any payment, proceeds or other benefit in any form relating to the Excluded Businesses to TCDI or its designee.  The Purchaser shall, and shall  cause the Learning Entities to, provide prompt access to the Sellers and their Affiliates and their respective employees and other representatives to such Excluded Businesses’ Assets and pending such transfer and assignment shall hold such Excluded Businesses’ Assets for the benefit of the Sellers and their Affiliates.

(b)                                 The Purchaser shall cause the Learning Entities to perform and fully comply with any and all post-closing obligations contained in the Excluded Businesses Purchase Agreements (whether or not the performance of such obligations is guaranteed by any of the Sellers or their Affiliates), and the Purchaser, the Learning Entities or their successors or assigns shall be responsible for, and shall indemnify the Sellers and their Affiliates for and shall hold them harmless from, any Liabilities and Losses relating to, or arising out of, any breach of such post-closing obligations.  The Purchaser shall cause any subsequent purchaser of any of the Learning Entities to agree in writing for the benefit of TCDI and its Affiliates to be bound by this Section 5.13(b).

SECTION 5.14.  Pre-Closing Reorganization.  Notwithstanding anything to the contrary set forth herein, prior to the Closing, the Sellers shall, and shall cause the Learning Entities to, take all steps necessary to effect and carry out the reorganizations set forth in Exhibit 5.14 (the “Reorganization Transactions”).  No representation, warranty or covenant shall be deemed to be breached as a result of the Reorganization Transactions.

SECTION 5.15.  Updates.  The Sellers shall, prior to the Closing Date, deliver to the Purchaser modifications, changes or updates to the Disclosure Schedules in order to disclose or take into account facts, matters or circumstances which arise or occur between the date of this Agreement and the Closing Date that would cause the conditions to Closing set forth in Section 8.02(a) not being satisfied.  No updated information provided to the Purchaser in accordance with this Section 5.15 shall be deemed to update any representation, warranty or covenant made in this Agreement for purposes of determining whether there has been a breach thereof.

SECTION 5.16.  Insurance.  From and after the Closing Date, the Learning Entities shall cease to be insured by the Sellers’ or their Affiliates’ insurance policies or by any of their self-insured programs, other than by any insurance policies acquired directly by and in the name of one or more Learning Entities or self-insurance programs of the Learning Entities directly.  With respect to events or circumstances relating to the Learning Entities that occurred or existed prior to the Closing Date that are covered by the Sellers’ or their Affiliates’ occurrence-based third party liability insurance policies and any workers’ compensation insurance policies and/or comparable workers’ compensation self-insurance, state or country programs that apply to the locations at which the Learning Entities’ businesses are operated, the Learning Entities may, during the period of thirty-six (36) months after the Closing Date, make claims under such policies and programs to the extent such coverage and limits are available under such policies and programs and to the extent such claims are not covered by insurance policies or self-insurance programs of any of the Learning Entities; provided, however, that by making any such claims, the Purchaser agrees to reimburse, or cause the Learning Entities to reimburse, the Sellers and their Affiliates for any increased third-party policy costs incurred by any of the Sellers or their Affiliates as a direct result of such claims, including any retroactive or prospective premium adjustments associated with such coverage; and provided, further, that the Purchaser or the Learning Entities shall exclusively bear (and the Sellers and their Affiliates shall have no obligation to repay or reimburse the Purchaser or the Learning Entities for) the amount of any “deductibles” associated with claims under such policies and programs and shall be liable for all uninsured or uncovered amounts of such claims, provided, further, that the 36-month limitation and the requirement to reimburse for increased third-party policy costs shall not apply to claims relating to the litigation matters set forth in Section 3.11(a)(ii)(2) and (3) of the Disclosure Schedule.  As of the third anniversary of this Agreement, the Purchaser and the Learning Entities shall no longer be permitted to make any claims under such occurrence-based third party liability insurance policies of the Sellers or their Affiliates or to such workers’ compensation insurance policies and/or comparable workers’ compensation self-insurance, state or country programs that apply to the locations at which the Learning Entities’ businesses are operated.  For the avoidance of doubt, the Sellers and their Affiliates shall retain all rights to control its insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and programs, notwithstanding whether any such policies or programs apply to any Liabilities of the Purchaser.  Notwithstanding anything to the contrary contained herein, neither the Learning Entities nor the Purchaser shall make any claims under any other insurance policies (including any claims-based insurance policies) or any other self-insured programs of the Sellers or their Affiliates.  To the extent a claim is made under an insurance policy or self-insured program of any of the Sellers or their Affiliates pursuant to this Section 5.16, none of the Purchaser Indemnified Parties shall be indemnified pursuant to Article IX hereof.  The Sellers shall use commercially reasonable efforts to assist the Purchaser in obtaining “tail” or other appropriate insurance coverage for the Learning Entities prior to Closing.

SECTION 5.17.  Privileged Matters.  The parties acknowledge and agree that the information relating to or arising out of the legal advice or services that have been or will be provided prior to the Closing Date for the benefit of both (a) the Sellers and their Affiliates (other than the Learning Entities) and (b) the Learning Entities, shall be subject to a shared privilege between the Sellers and their Affiliates, on the one hand, and the Learning Entities, on the other hand, and the Sellers and their Affiliates, and the Learning Entities shall have equal right to assert all such shared privileges in connection with privileged information under any applicable Law and no such shared privilege may be waived by (i) any of the Sellers or their Affiliates without the prior written consent of the Purchaser or (ii) by any of the Learning Entities or the Purchaser without the prior written consent of TCDI; provided, however, that any information relating to or arising out of any legal advice or services provided, whether before or after the Closing Date, with respect to any matter for which the Indemnifying Party has an indemnification obligation hereunder, shall be subject to the sole and separate privilege of the Indemnifying Party, and the Indemnifying Party shall be entitled to control the assertion or waiver of all such separate privileges under any applicable Law in connection with any privileged information, whether or not such information is in the possession of or under the control of any of the Indemnified Parties.

SECTION 5.18.  Further Action.  The parties hereto shall use their reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement and to use commercially reasonable efforts to obtain the consents set forth in Section 3.04 of the Disclosure Schedule.

SECTION 5.19.  Intercompany Obligations.  Notwithstanding any other provision of this Agreement, prior to the Closing, all loans, notes, advances, receivables and payables (including any accrued and unpaid interest thereon) between the Learning Entities, on the one hand, and the Sellers and their Affiliates (other than the Learning Entities), on the other hand, shall be repaid or cancelled.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01.  Terms of Employment. Following the Closing Date until December 31, 2007, the Purchaser and its Affiliates shall provide (a) each current employee of the Learning Entities (the “Covered Employees”) with at least the same salary and the same annual cash bonus opportunity (for the avoidance of doubt, excluding, for this purpose, any long-term incentive plan opportunities) as in effect immediately prior to the Closing and (b) each Covered Employee with severance benefits in accordance with the severance practices of the Learning Entities disclosed in Section 3.13(a) of the Disclosure Schedule and other employee benefits that are not less favorable in the aggregate to those that are in effect immediately prior to the Closing.  Nothing in this Section 6.01 shall be construed in any way to relieve the Purchaser or the Learning Entities from their respective obligations under the terms of the Transferred Plans or the HR Services Agreement, whether before, during or after the period described in this Section 6.01.

SECTION 6.02.  Employee Benefits.  (a)  Except as set forth in the HR Services Agreement, as of the Closing, each Covered Employee shall cease to be an active participant under the Plans, other than the Transferred Plans, and shall be covered by the employee benefit plans of the Purchaser and its Affiliates.  Each Covered Employee shall receive credit for service with the Sellers, the Learning Entities and their Affiliates and their respective predecessors under the severance, vacation and similar plans and all other employee benefit plans of the Purchaser and its Affiliates for purposes of eligibility, vesting and benefit accrual (other than for purposes of any defined benefit plan); provided, however, that in no event shall such credit result in the duplication of benefits or the funding thereof.  In addition, the Purchaser shall waive any limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements for Covered Employees under such plans (to the extent waived under the Plans) and shall credit Covered Employees for co-payments and deductibles paid on or prior to the Closing Date during the year in which the Closing Date occurs in satisfying any deductible or out-of-pocket requirements (to the extent credited under the Plans).

(b)           After the Closing Date, the Purchaser shall be responsible for, and shall indemnify and hold harmless the Sellers and their Affiliates against the actual cost of all hospital, medical, disability, workers’ compensation, unemployment compensation and other welfare expenses and benefits, including continuation coverage provided under Section 4980B(f) of the Code (COBRA), with respect to claims incurred by the Covered Employees or their covered dependents under any employee benefit plans of the Purchaser and its Affiliates in which such Covered Employees participate after the Closing Date.  For purposes of this Section 6.02(b), claims for services will be incurred on each date the service giving rise to the claim is performed, claims for disability will be incurred on each date the employee is absent from work and claims for workers’ compensation will be incurred on each date the claim is paid.

(c)           Subject to Section 6.04 hereof and this Section 6.02, (x) the Purchaser and its Affiliates shall not assume any obligations under or Liabilities with respect to, and shall not receive any right or interest in, any of the Plans set forth on Section 6.02(c) of the Disclosure Schedule, and (y) Sellers and their Affiliates (other than the Learning Entities) shall retain, assume, and be responsible for all Liabilities relating to participation through and including the Closing Date of the Covered Employees under such Plans and shall indemnify and hold harmless Purchaser and its Affiliates against any and all Losses incurred in connection with such Plans.

SECTION 6.03.  Pension Plans; 401(k) Plan.  (a)  Effective as of the Closing Date, the Business Employees shall be considered terminated participants under both the qualified and non-qualified defined benefit and defined contribution pension plans (including the deferred compensation plans) of the Sellers and their Affiliates (the “Seller Pension Plans”) and shall cease to accrue benefits thereunder.  The Sellers and their Affiliates shall amend or shall effect such other modifications as may be appropriate to each Seller Pension Plan to provide that, effective as of the Closing Date, none of the Learning Entities shall be a contributing sponsor thereto.

(b)           Effective as of the Closing Date, contributions under the Thomson 401(k) Savings Plan (the “Seller Savings Plan”) in respect of the Business Employees who participated in such plan (the “Participants”) shall cease.  As soon as practicable after the Closing Date, except as would adversely affect the qualified status of the Seller Savings Plan, the Participants shall be permitted to transfer their individual account balances from the Seller Savings Plan (including any promissory notes held in such accounts) in a direct rollover distribution to a defined contribution plan sponsored by the Purchaser and its Affiliates in which the Participants are eligible to participate and that meets the qualification requirements of Section 401(a) of the Code.

SECTION 6.04.  Retention Agreements; Severance.  Notwithstanding anything in Section 6.02(c) hereof to the contrary, from and after the Closing, the Sellers and their Affiliates shall be responsible for, shall retain and assume and shall indemnify and hold harmless the Purchaser and its Affiliates against any Losses incurred in connection with their respective obligations (including with respect to the payment of the performance bonus II, but excluding with respect to the payment pursuant to the 2007 Management Incentive Plan) under the retention agreements listed on Section 6.04 of the Disclosure Schedule (the “Retention Agreements”) and, except for severance obligations under the Retention Agreements, the Purchaser shall be responsible for any and all Liabilities, and shall indemnify and hold harmless the Sellers and their Affiliates against any Losses incurred, in connection with the severance of any Covered Employee after the Closing Date.

SECTION 6.05.  No Third Party Beneficiaries.  This Agreement shall inure exclusively to the benefit of and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives.  Nothing in this Article VI, express or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

ARTICLE VII

TAX MATTERS

SECTION 7.01.  Tax Indemnities.  (a)  From and after the Closing, TCDI agrees to indemnify the Purchaser against all Excluded Taxes and associated expenses, except to the extent that each such Tax is taken into account in determining the Closing Working Capital and reduces the Purchase Price under Section 2.08.  The Purchaser shall be responsible for and shall indemnify and hold the Sellers and their Affiliates harmless against all Taxes and associated expenses imposed on or relating to the Learning Entities or Purchased Assets other than Excluded Taxes.  The parties agree that all payments by the Purchaser pursuant to the immediately preceding sentence shall be made to TCDI or its designee.

(b)           In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the taxable period ending on the Closing Date shall be:

(i)            in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than Conveyance Taxes covered by Section 7.06), deemed equal to the amount which would be payable (after giving effect to amounts which may be deducted from or offset against such Taxes) if the taxable period ended on the Closing Date; and

(ii)           in the case of Taxes imposed on a periodic basis with respect to the Purchased Assets or the assets of any Learning Entity, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.  Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this paragraph (b) taking into account the type of Tax to which the refund relates.  In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 7.01(b) shall be computed by reference to the level of such items on the Closing Date.  All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practices of Thomson Learning and the Learning Entities, as applicable.

(c)           Payment by the indemnifying party of any amount due under this Section 7.01 shall be made within ten (10) days following written notice by the indemnified party that payment of such amounts to the appropriate taxing authority is due, provided that the indemnified party shall comply with its obligation to promptly notify the indemnifying party under Section 7.03(a) and provided further that the indemnifying party shall not be required to make any payment earlier than two (2) days before it is due to the appropriate taxing authority.  Notwithstanding anything to the contrary herein, if TCDI or a Seller receives an assessment or other notice of Taxes due with respect to the Purchased Assets or any Learning Entity for any Pre-Closing Period for which TCDI is not responsible, in whole or in part, pursuant to paragraph (a) of this Section 7.01, then the Purchaser shall pay such Taxes, or if TCDI or a Seller pays such Taxes, then the Purchaser or any Learning Entity shall pay to TCDI the amount of such Taxes for which TCDI and such Seller are not responsible within five days following such payment.  In the case of a Tax that is contested in accordance with the provisions of Section 7.03, payment of the Tax to the appropriate taxing authority will be considered to be due no earlier than the date a final determination to such effect is made by the appropriate taxing authority or court.

SECTION 7.02.  Tax Refunds and Tax Benefits.  (a)  Any Tax refund, credit or similar benefit (including any interest paid or credited with respect thereto) relating to Taxes for which TCDI is responsible under Section 7.01 (including, for the avoidance of doubt, Taxes allocable to TCDI pursuant to Section 7.01(b)) shall be the property of the Sellers, and if received by the Purchaser or any Learning Entity, shall be paid over promptly to TCDI, except to the extent taken into account in determining the Closing Working Capital.  Notwithstanding the foregoing, any such Tax refunds, credits or benefits shall be for the account of the Purchaser to the extent such Tax refunds, credits or offsets are attributable (determined on a marginal basis) to the carryback from a Post-Closing Period of items of loss, deduction or credit, or other Tax items, of any Learning Entity (or any of their respective Affiliates, including the Purchaser), provided, however, that Purchaser agrees and covenants that Purchaser and its Affiliates will not carry back such items, and will file any election necessary therefor, to the extent permitted by applicable Law.  The amount or economic benefit of all other Tax refunds, credits or benefits relating to the Learning Entities or the Purchased Assets shall be for the account of the Purchaser.  The Purchaser shall, if TCDI so requests and at TCDI’s expense, cause the relevant Learning Entity or other relevant entity to file for and use its reasonable efforts to obtain and expedite the receipt of any refund to which TCDI is entitled under this Section 7.02, unless any such action would have a material adverse impact on the Purchaser, its Affiliates or any Learning Entity (such as a change in accounting method that would be binding on a Learning Entity in a Post-Closing Period).  The Purchaser shall permit TCDI to participate (at TCDI’s expense) in the prosecution of any such refund claim.

(b)           Any amount for which indemnification is provided under Section 7.01 shall be reduced by any actually realized Tax benefit available to and shall be increased by any actually realized Tax cost incurred by (in each case calculated on a with and without basis) the indemnified party arising in connection with any obligation of the indemnified party to pay Taxes or other amounts for which the other party is responsible under Section 7.01 or resulting from the receipt of any indemnification payment under this Article VII.  Any such net Tax benefit realized subsequently to the payment of an indemnification claim under Section 7.01 shall be paid in cash by the indemnified party to the indemnifying party at the time such amount is actually realized.

SECTION 7.03.  Contests.  (a)  After the Closing, the Purchaser or TCDI, as the case may be, shall promptly notify the other in writing of the proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim on the Purchaser, its Affiliates, TCDI, its Affiliates, any of the Learning Entities or the Purchased Assets which, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification by such other party under Section 7.01.  Such notice shall contain factual information (to the extent known to the notifying party) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such asserted Tax liability.  If the Purchaser or TCDI fails to give prompt notice of an asserted Tax liability as required by this Section 7.03, then the other party shall not have any obligation to indemnify for any loss arising out of such asserted Tax liability, but only to the extent that failure to give such notice results in a material detriment to the other party.

In the case of a Tax audit or administrative or judicial proceeding (a “Contest”) that relates to taxable periods ending on or before the Closing Date, TCDI shall have the sole right, at its expense, to control the conduct of such Contest; provided, however, that if the Purchaser reasonably determines that such Contest could have a material adverse impact on the Taxes of any Learning Entity in a taxable period or portion thereof beginning after the Closing Date, Purchaser, and counsel of its own choosing, shall have the right to participate fully in all aspects of the prosecution or defense of such Contest; and provided, further, that TCDI shall not settle such Contest without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, if such settlement would have a material adverse impact on the Taxes of any Learning Entity in a taxable period or portion thereof beginning after the Closing Date.

(b)           With respect to Straddle Periods relating to the Learning Entities or the Purchased Assets, TCDI and the Purchaser, at their own expense, shall jointly direct and control, through counsel of their own choosing, any Contest.  None of the Purchaser, TCDI, the Sellers or any Learning Entity may settle or compromise any asserted liability for a Straddle Period without the prior written consent of the other party; provided however that consent to settlement or compromise shall not be unreasonably withheld; and provided further that if such consent is not given then any indemnification obligation under Section 7.01 of the party seeking such consent shall be limited to the amount such party would have been obligated to indemnify under Section 7.01 had such consent been given.

(c)           The Purchaser, TCDI and the Sellers agree to cooperate, and the Purchaser agrees to cause the Learning Entities to cooperate, in the defense against or compromise of any claim in any Contest pursuant to this Section 7.03.

SECTION 7.04.  Preparation of Tax Returns.  (a)  The Sellers shall prepare and file (or cause the Learning Entities to prepare and file), on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by applicable Law, all Tax Returns to the extent relating to the Learning Entities and the Purchased Assets for taxable periods ending on or before the Closing Date, it being understood that all Taxes due and payable in respect of such Tax Return shall be the responsibility of the Sellers.  The Sellers shall provide to the Purchaser copies of such Tax Returns that relate solely to the Learning Entities or the Purchased Assets at least 30 days prior to the due date (including any valid extension thereof) for filing such Tax Returns, and the Purchaser shall have the right to review and comment on such Tax Returns.

(b)           The Purchaser shall prepare and file (or cause the Learning Entities to prepare and file) all Tax Returns that relate to any Learning Entity or the Purchased Assets for taxable periods ending after the Closing Date, it being understood that all Taxes due and payable in respect of such Tax Returns shall be the responsibility of the Purchaser, except for such Taxes which are the responsibility of TCDI pursuant to Section 7.01 which TCDI shall pay in accordance with this Article VII.  With respect to Straddle Periods, such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by applicable Law.  With respect to any Tax Return required to be filed with respect to any Learning Entity or the Purchased Assets after the Closing Date and as to which the Taxes due (or a portion thereof) are Excluded Taxes, the Purchaser shall provide TCDI and its authorized representative with a copy of such completed Tax Return and a statement (with which the Purchaser will make available supporting schedules and information) certifying the amount of Tax shown on such Tax Return that is included in Excluded Taxes pursuant to Section 7.01 at least 30 days prior to the due date (including any extension thereof) for filing of such Tax Return, and TCDI and its authorized representative shall have the right to review and comment on such Tax Return and statement prior to the filing of such Tax Return.  The Sellers, TCDI and the Purchaser agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement by TCDI or its authorized representative.

SECTION 7.05.  Tax Cooperation and Exchange of Information.  The Sellers and the Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other (and the Purchaser shall cause the Learning Entities to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes.  Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities.  The Sellers and the Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 7.05.  Notwithstanding anything to the contrary in Section 5.02, each of the Sellers and the Purchaser shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its

Affiliates) relating to Tax matters of any Learning Entity or relating to the Purchased Assets for any taxable period that includes the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions or (ii) six (6) years following the due date (without extension) for such Tax Returns.  After such time, before the Sellers or the Purchaser shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other party shall be given an opportunity, after 90 days prior written notice, to remove and retain all or any part of such documents as such other party may select (at such other party’s expense).  Any information obtained under this Section 7.05 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

SECTION 7.06.  Conveyance Taxes.  The Purchaser shall be liable for, shall hold the Sellers, the Learning Entities and their Affiliates harmless against, and agrees to pay any and all Conveyance Taxes that may be imposed upon, or payable or collectible or incurred in connection with this Agreement and the transactions contemplated hereby.  The parties agree that all payments by the Purchaser pursuant to the immediately preceding sentence shall be made to TCDI or its designee.  The Purchaser and the Sellers agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable the Purchaser to comply with any pre-Closing filing requirements.

SECTION 7.07.  Tax Covenants.  Neither the Purchaser nor any Affiliate of the Purchaser shall amend, refile or otherwise modify, or cause or permit any Learning Entity to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any taxable period (or portion of any taxable period) ending on or before the Closing Date without the prior written consent of TCDI.

SECTION 7.08.  Section 338(h)(10) Election.  (a)  Sellers and Purchaser agree that they shall use their reasonable best efforts to take all steps necessary to make a timely, valid and irrevocable election under Section 338(h)(10) of the Code and analogous state and local tax provisions, arising out of the purchase and sale of the shares of the capital stock of The Gale Group, Inc., a Delaware corporation (the “Gale Group”) (such elections, collectively, the “Elections”), and to file the Elections in accordance with applicable Tax law.  The purchase price for the Shares of The Gale Group shall be the price as determined under Exhibit 2.04(b) (the “Gale Purchase Price”).  At least 10 days prior to the Closing Date, TCDI and Purchaser shall agree on the form and content of the IRS Form 8023 and analogous state and local tax forms on which the Elections shall be made (collectively, the “Election Forms”).  At or prior to the Closing, TCDI  shall deliver to the Purchaser properly executed and mutually agreed upon Election Forms containing information then available, which the Purchaser shall be entitled to file, or cause to be filed, at any time after the Closing.

(b)           The Purchaser shall, within 90 days after the Final Working Capital Statement becomes or is deemed final and binding on the parties, but in no event less than 60 days prior to the relevant due date, prepare and deliver to TCDI for its review and consent, the allocation of the deemed sales price of the assets of the Gale Group resulting from the Elections (as required pursuant to Section 338(h)(10) of the Code and regulations promulgated thereunder) among such assets (the “Section 338 Allocation”).  TCDI and Purchaser shall negotiate in good faith to resolve any disputed items.  If TCDI and the Purchaser are unable to agree on the Section 338 Allocation within 60 days after the Purchaser provides the Section 338 Allocation, but in no event later than 30 days prior to the relevant due date, they shall request the Neutral Accountant to decide any disputed items, which shall make such decision within 30 days, but in no event less than 10 days prior to the relevant due date.  The costs of the Neutral Accountant shall be borne equally by TCDI and the Purchaser.  The Section 338 Allocation shall be used in preparing

Internal Revenue Service Form 8883, and any similar forms under applicable Tax law.  TCDI and the Purchaser shall (and shall cause their Affiliates to) report and file all Tax Returns (including amended Tax Returns and claims for refund) consistent with the Gale Purchase Price and Section 338 Allocation, shall (and shall cause their Affiliates to) take no position contrary thereto or inconsistent therewith (including, without limitation, in any audits or examinations by any taxing authority or any other proceeding) and shall use reasonable efforts to sustain such reporting of the transaction in any subsequent Tax dispute to the extent consistent with applicable Tax law.

SECTION 7.09.  Miscellaneous.  (a)  For Tax purposes, the parties agree to treat all payments made pursuant to any indemnification obligation under this Agreement (including, without limitation, pursuant to this Article VII) as adjustments to the Purchase Price.

(b)           This Article VII shall be the sole provision governing indemnities for Taxes under this Agreement.

(c)           For purposes of this Article VII, all references to the Purchaser, the Sellers, Affiliates and any Learning Entity include successors.

(d)           Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the parties hereto contained in this Article VII shall survive the Closing and shall remain in full force until thirty days after the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any extensions or waivers thereof).

(e)           Any Tax sharing agreement or arrangement between any of the Sellers or any of their Affiliates (other than the Learning Entities), on the one hand, and any of the Learning Entities, on the other hand, shall have been terminated, and all payments thereunder settled, immediately prior to the Closing with no payments permitted to be made thereunder on and after the Closing Date.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01.  Conditions to Obligations of the Sellers.  The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)           Representations, Warranties and Covenants.  (i) The representations and warranties of the Purchaser contained in this Agreement (A) that are not qualified as to “materiality” shall be true and correct in all material respects as of the Closing and (B) that are qualified as to “materiality” shall be true and correct as of the Closing, except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects and (iii) the

Sellers shall have received a certificate of the Purchaser signed by a duly authorized officer thereof dated as of the Closing Date certifying the matters set forth in clauses (i) and (ii) above;

(b)           Governmental Approvals.  (i) Any waiting period (and any extension thereof) under the HSR Act shall have expired or shall have been terminated; and (ii) any consents, authorizations, orders, approvals, declarations and filings required prior to the Closing under any other applicable antitrust, competition, or trade regulation Law and identified in Section 8.01(b) of the Disclosure Schedule, if applicable, will have been made or obtained; and

(c)           No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions; provided, however, that prior to asserting non-satisfaction of this Section 8.01(c), the Sellers must have complied with their obligations under Section 5.04.

SECTION 8.02.  Conditions to Obligations of the Purchaser.  The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)           Representations, Warranties and Covenants.  (i) (A)The representations and warranties of the Sellers contained in this Agreement (without giving effect to any materiality or Material Adverse Effect qualifier included therein) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing, except to the extent such representations and warranties are made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, except where the failure of such representations and warranties, in the aggregate, to be true and correct would not have a Material Adverse Effect and (B) Section 3.08(i) shall be true and correct, (ii) the covenants and agreements contained in this Agreement to be complied with by the Sellers at or before the Closing shall have been complied with in all material respects and (iii) the Purchaser shall have received a certificate of TCDI signed by a duly authorized officer thereof dated as of the Closing Date certifying the matters set forth in clauses (i) and (ii) above;

(b)           Governmental Approvals.  (i) Any waiting period (and any extension thereof) under the HSR Act shall have expired or shall have been terminated; and (ii) any consents, authorizations, orders, approvals, declarations and filings required prior to the Closing under any other applicable antitrust, competition, or trade regulation Law and identified in Section 8.02(b) of the Disclosure Schedule, if applicable, will have been made or obtained; and

(c)           No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions; provided, however, that prior to asserting non-satisfaction of this Section 8.02(c), the Purchaser must have complied with its obligations under Section 5.04.

ARTICLE IX

INDEMNIFICATION

SECTION 9.01.  Survival of Representations, Warranties and Covenants.  The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing for a period of six months after the Closing, except for (i) the representations and warranties set forth in Section 3.14 which shall terminate as of the Closing, (ii) the representation and warranty in the last sentence of Section 3.07, which shall survive the Closing until September 30, 2008 and (iii) the representations and warranties set forth in Section 3.01, Section 3.02, the last sentence of Section 3.03 and the first sentence of Section 3.18, which shall survive the Closing indefinitely; provided, however, that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 9.01 shall survive until such claim is finally and fully resolved.

SECTION 9.02.  Indemnification by the Sellers.  The Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each a “Purchaser Indemnified Party”) shall from and after Closing be indemnified and held harmless by TCDI for and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (hereinafter a “Loss”), arising out of or resulting from:  (a) the breach of any representation or warranty made by the Sellers contained in this Agreement or in any certificate delivered pursuant hereto; (b) the breach of any covenant or agreement by the Sellers contained in this Agreement; or (c) the Excluded Businesses’ Liabilities.

SECTION 9.03.  Indemnification by the Purchaser.  The Sellers, TCDI and their respective Affiliates, officers, directors, employees, agents, successors and assigns (each a “Seller Indemnified Party”) shall from and after Closing be indemnified and held harmless by the Purchaser for and against any and all Losses, arising out of or resulting from:  (a) the breach of any representation or warranty made by the Purchaser contained in this Agreement or in any certificate delivered pursuant hereto; (b) the breach of any covenant or agreement by the Purchaser contained in this Agreement; (c) the Assumed Liabilities; (d) conduct of the business of the Learning Entities by the Purchaser following the Closing; or (e) any claim or cause of action by any Person arising before or after the Closing against any Seller Indemnified Party with respect to the operations of any Learning Entity, except for claims or causes of action with respect to which TCDI is obligated to indemnify the Purchaser Indemnified Parties pursuant to Section 9.02 hereof.

SECTION 9.04.  Limits on Indemnification.  (a)  No claim may be asserted nor may any Action be commenced against either party hereto for breach of any representation, warranty, covenant or agreement contained herein, unless written notice of such claim or action is received by such party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 9.01, irrespective of whether the subject matter of such claim or action shall have occurred before or after such date.

(b)           Notwithstanding anything to the contrary contained in this Agreement:  (i) TCDI shall not be liable for any claim for indemnification pursuant to Section 9.02(a), unless and until the aggregate amount of indemnifiable Losses which may be recovered from TCDI equals or exceeds $142,178,000, after which TCDI shall be liable only for those Losses in excess of $142,178,000; (ii)  no Losses may be claimed under Section 9.02(a) by the Purchaser or shall be reimbursable by or shall be included in calculating the aggregate Losses set forth in clause (i) above other than Losses in excess of $5,000,000 resulting from any single claim or series of related claims; (iii)  the maximum amount of indemnifiable Losses which may be recovered from TCDI arising out of or resulting from the causes set forth in Section 9.02(a) shall be an amount equal to $1,066,335,000; provided, that the limitations set forth in clauses (i), (ii) and (ii) above shall not apply with respect to claims for breach of Section 3.01, Section 3.02, the last sentence of Section 3.03, the last sentence of Section 3.07, the first sentence of Section 3.18 and the last sentence of Section 3.19; (iv) any qualification of the representations and warranties by reference to the materiality of or Material Adverse Effect, where applicable, relating to the matters stated therein, or words of similar effect, shall be disregarded in determining any breach thereof or the amount of any Loss arising therefrom.

(c)           Notwithstanding anything to the contrary contained in this Agreement, none of the parties hereto shall have any liability under any provision of this Agreement or any Ancillary Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of future profits, revenue or income, diminution in value or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement or any Ancillary Agreement.

(d)           For all purposes of this Article IX, “Losses” shall be net of (i) any insurance or other recoveries actually received by the Indemnified Party or any of its Affiliates in connection with the facts giving rise to the right of indemnification, and (ii) any actually realized Tax benefit available to (net of any actually realized Tax cost incurred by (in each case calculated on a with and without basis)) the Indemnified Party or any of its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses or resulting from the receipt of any indemnification payment under this Article IX (provided, however, that any such net Tax benefit realized subsequent to the payment of an indemnification claim under this Article IX shall be paid in cash by the Indemnified Party to the Indemnifying Party at the time such amount is actually realized) and (iii) any amounts reserved on the Financial Statements with respect to such Loss.

SECTION 9.05.  Notice of Loss; Third Party Claims.  (a)  An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, promptly upon such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b)                                 If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for Loss under this Article IX, within 30 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim.  The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so, and its acknowledgement of its obligation to indemnify the Indemnified Party with respect to such Third Party Claim, to the Indemnified Party within 60 days of the receipt of such notice from the Indemnified Party.  If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense.  The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.  If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim liability or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim.  If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 9.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding.  The Indemnifying Party shall have the right to settle any Third Party Claim for which it obtains a full release of the Indemnified Party in respect of such Third Party Claim or to which settlement the Indemnified Party consents in writing, such consent not to be unreasonably withheld or delayed.

SECTION 9.06.  Remedies.  The Purchaser and the Sellers acknowledge and agree that (i) following the Closing, except with respect to matters covered by Sections 2.08 and 2.09 and other than as provided in Section 11.10, the indemnification provisions of Article VII and Sections 9.02 and 9.03 shall be the sole and exclusive remedies of the Purchaser and the Sellers for any breach by the other party of the representations and warranties in this Agreement and for any failure by the other party to perform and comply with any covenants and agreements in this Agreement and (ii) notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of the Purchaser or the Sellers, after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby.  Each party hereto shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses.  Notwithstanding anything to the contrary contained in this Agreement, to the extent that an adjustment has been made to the Purchase Price or any other payments are made hereunder in respect of any matter relating to or arising out of this Agreement, such matter will not, to the extent of such adjustment or other payment, in and of itself constitute a breach of any representation, warranty, covenant or agreement contained herein, and the Purchaser will not be entitled to any indemnification with respect to such matter.

SECTION 9.07.  Tax Matters.  Except for Section 9.01, anything in this Article IX to the contrary notwithstanding, the rights and obligations of the parties with respect to indemnification for any and all Tax matters shall be solely governed by Article VII and shall not be subject to the provisions of this Article IX.

ARTICLE X

TERMINATION

SECTION 10.01.  Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)                                  by either the Sellers or the Purchaser if the Closing shall not have occurred by September 30, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.01(a) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date, including the Purchaser’s failure to fulfill its obligations under Section 5.04(b);

(b)                                 by either the Purchaser or the Sellers in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable; provided, however, that the Purchaser’s right to terminate this Agreement under this Section 10.01(b) shall not be available to the Purchaser if the Purchaser has failed to fulfill any of its obligations under Section 5.04(b);

(c)                                  by the Sellers if a failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement (including an obligation to consummate the Closing) shall have occurred that would, if occurring or continuing on the Closing Date, cause the condition set forth in Section 8.01(a) not to be satisfied, and such condition is not cured, or is incapable of being cured, within 20 days (but not later than the Termination Date) of receipt of written notice by the Sellers to the Purchaser of such breach or failure; provided that the Sellers are not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.02 not to be satisfied; or

(d)                                 by the mutual written consent of the Sellers and the Purchaser.

SECTION 10.02.  Effect of Termination.  In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except that (a) Section 5.03, this Section 10.02 and Article XI shall survive any termination and (b) nothing herein shall relieve any party from liability for any willful breach of this Agreement occurring prior to such termination; provided, that (i) in the event that the conditions to the Closing set forth in Section 8.02 are satisfied or waived in writing by the Purchaser (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction of such conditions) and the Purchaser breaches its obligation to effect the Closing pursuant to Section 2.05 and Sellers terminate this Agreement pursuant to Section 10.01(a), or (ii) the Sellers terminate this Agreement pursuant to Section 10.01(c), then, in any case, within two (2) Business Days of such termination, the

Purchaser shall pay to TCDI by wire transfer of immediately available funds, for the benefit and on behalf of all the Sellers, a termination fee in an amount equal to $177,722,500 (the “Termination Fee”).  TCDI’s right to receive the Termination Fee from the Purchaser pursuant to this Section 10.02 or the guarantees thereof pursuant to the Limited Guarantees shall be the sole and exclusive remedy of the Sellers against the Purchaser or any of its Affiliates for any losses or damages suffered as a result of the failure of the transactions contemplated hereby to be consummated.  In no event, whether or not this Agreement shall have been terminated, and regardless of the circumstances under which it may have been terminated shall the Purchaser or any of its Affiliates or any of their respective partners, shareholders or members be liable for any losses or damages with respect to this Agreement (or under the Limited Guarantees) in excess of $177,722,500 in the aggregate (inclusive of any obligation to pay the Termination Fee).  Each of the parties hereto acknowledges that (1) the agreements contained in this Section 10.02 are an integral part of the transactions contemplated by this Agreement, without which agreements the parties would not enter into this Agreement, (2) the Termination Fee constitutes liquidated damages and is reasonable in light of the anticipated harm which would be caused by the Purchaser’s material breach of or default under this Agreement, the difficulty of proof of loss, the inconvenience and difficulty of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated hereunder and (3) the Termination Fee is not a penalty.  If the transactions contemplated by this Agreement are terminated as provided herein, all documents, confidential information and other materials received by Purchaser with respect to the Sellers shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01.  Expenses.  Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 11.02.  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

(a)                                  if to TCDI or the Sellers:

The Thomson Corporation
Metro Center, One Station Place
Stamford, CT  06902

Facsimile:  (203) 539-7779
Attention:  General Counsel

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022-6069
Facsimile:  (212) 848-7179
Attention:  George A. Casey, Esq.

(b)                                 if to the Purchaser:

Apax/TL Holdings LLC
c/o Apax Partners, L.P.
153 East 53rd Street

New York, NY 10022
Facsimile:  (212) 319-6155
Attention:  Jacqueline Reses

Christian Stahl

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017
Facsimile: (212) 455-2502
Attention:  William R. Dougherty

SECTION 11.03.  Public Announcements.  None of the parties to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other party unless such press release or public announcement is required by Law or applicable stock exchange regulation, in which case the parties to this Agreement shall, to the extent practicable, consult with each other as to the timing and contents of any such press release, public announcement or communication.

SECTION 11.04.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 11.05.  Entire Agreement.  This Agreement, the Ancillary Agreements, the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Sellers and the Purchaser with respect to the subject matter hereof and thereof.

SECTION 11.06.  Assignment.  This Agreement may not be assigned by operation of Law or otherwise without the express written consent of the Sellers and the Purchaser (which consent may be granted or withheld in the sole discretion of the Sellers or the Purchaser), as the case may be; provided, that each party may assign its rights under this Agreement, in whole or in part, to one or more of its Affiliates, provided that no such assignment shall relieve such party of its obligations hereunder.

SECTION 11.07.  Amendment.  This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Sellers and the Purchaser or (b) by a waiver in accordance with Section 11.08.

SECTION 11.08.  Waiver.  Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.  The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 11.09.  No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 11.10.  Specific Performance; Remedies.  (a)  Each of the parties hereto acknowledges and agrees that, in the event of any breach of this Agreement by the Sellers, the Purchaser would be irreparably and immediately harmed and could not be made whole by monetary damages.  It is accordingly agreed that (i) the Purchaser shall be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance of this Agreement in any action instituted in accordance with Section 11.12 and (ii) the Sellers will waive, in any action for specific performance, the defense of the adequacy of a remedy at law.  The parties acknowledge and agree that the Sellers shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Purchasers or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 10.02.

(b)                                 In no event shall any former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of the Purchaser or its Affiliates have any liability or obligations relating to or arising out of this Agreement or the transactions contemplated hereby

SECTION 11.11.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York.  All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York.  Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by either party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

SECTION 11.12.  Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.12.

SECTION 11.13.  Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Sellers and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE THOMSON CORPORATION DELAWARE INC.

By:		/s/ Stephane Bello
	Name:	Stephane Bello
	Title:	Senior Vice President

THOMSON LEGAL & REGULATORY INC.

By:		/s/ Edward A. Friedland
	Name:	Edward A. Friedland
	Title:	Vice President and Secretary

THOMSON FINANCE S.A.

By:		/s/ Gregor David Dalrymple
	Name:	Gregor David Dalrymple
	Title:	Director

By:		/s/ Emile Joseph Jean Hamilius
	Name:	Emile Joseph Jean Hamilius
	Title:	Director

By:		/s/ Tom Loesch
	Name:	Tom Loesch
	Title:	Director

THOMSON LEARNING HOLDINGS COÖPERATIEF U.A.

By:		/s/ Gregor David Dalrymple
	Name:	Gregor David Dalrymple
	Title:	Director

By:		/s/ Pieter Gerard Kroon
	Name:	Pieter Gerard Kroon
	Title:	Director

THOMSON GLOBAL RESOURCES

By:		/s/ John H. Lindstrom
	Name:	John H. Lindstrom
	Title:	Managing Director

By:		/s/ Peter V. Gormley
	Name:	Peter V. Gormley
	Title:	General Counsel

APAX/TL HOLDINGS LLC

By:		/s/ Jacqueline Reses
	Name:	Jacqueline Reses
	Title:	Authorized Signatory

EXECUTION VERSION

AMENDMENT NO. 1 TO THE STOCK AND ASSET PURCHASE AGREEMENT

AMENDMENT No. 1 (this “Amendment”), dated as of July 3, 2007, to the Stock and Asset Purchase Agreement, dated as of May 11, 2007 (the “SAPA”), among The Thomson Corporation Delaware Inc., a Delaware corporation (“TCDI”), Thomson Legal & Regulatory Inc., a Minnesota corporation (“TLR”), Thomson Finance S.A., a corporation organized under the laws of Luxembourg (“Thomson Finance”), Thomson Learning Holdings Coöperatief U.A., a co-operative established under the laws of the Netherlands (“TLHC” and, together with TCDI, TLR and Thomson Finance, the “Stock Sellers”), Thomson Global Resources, a corporation organized under the laws of the Republic of Ireland (the “Asset Seller” and, together with the Stock Sellers, the “Sellers”) and Apax/TL Holdings LLC, a Delaware limited liability company (the “Purchaser”).  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the SAPA.

WHEREAS, the Sellers and the Purchaser entered into the SAPA pursuant to which the Sellers agreed to sell, and the Purchaser agreed to purchase, the Shares and the Purchased Assets, all upon the terms and subject to the conditions set forth therein; and

WHEREAS, the parties hereto desire to amend the SAPA as set forth in this Amendment in accordance with Section 11.07 thereof;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment hereby agree as follows:

Section 1.                    Excluded Businesses’ Liabilities.  The definition of Excluded Businesses’ Liabilities contained in Section 1.01 of the SAPA is hereby amended and restated in its entirety to read as follows:

‘“Excluded Businesses’ Liabilities” means (i) the Liabilities of the Excluded Businesses which the purchasers of the respective Excluded Businesses do not assume pursuant to the terms of the Excluded Businesses Purchase Agreements, (ii) any indemnification obligations of the Learning Entities arising from breaches of (A) representations and warranties and (B) covenants that by their terms must be performed prior to closing, each pursuant to the Excluded Businesses Purchase Agreements, (iii) the note payable to Capstar and (iv) any payment obligations of the Learning Entities arising from post-closing purchase price adjustments under the relevant Excluded Businesses Purchase Agreements.  “Excluded Businesses’ Liabilities” shall not include the provision of services under the transition services agreements relating to the Excluded Businesses and indemnification obligations arising from or relating to breaches of post-closing covenants and obligations of any of the Learning Entities contained in the Excluded Businesses Purchase Agreements.”

Section 2.                    Closing.  The phrase “July 3, 2007” in the seventh line of Section 2.05 of the SAPA is hereby amended and restated to read “July 5, 2007”.

Section 3.                    Non-Competition.  Clause (i) of Section 5.10(a) of the SAPA is hereby amended and restated in its entirety to read as follows:

“(i)                               engaging in any business or activities conducted by any Non-Competition Party as of the Closing Date, including the businesses or activities set forth on Section 5.10 of the Disclosure Schedule, and any reasonable extension or development thereof;”

Section 4.                    Guarantees.  (a) Section 5.11 is hereby amended and restated in its entirety to read as follows:

“SECTION 5.11.   Release from Guarantees.    The Purchaser shall (i) promptly following the Closing (but in no event later than six (6) weeks following the Closing Date), use best efforts to secure the unconditional release of The Thomson Corporation from the Guaranty Agreement referenced in item 8 of Section 5.11 of the Disclosure Schedule (the “Synthetic Lease Guaranty”) by providing the guaranteed parties thereto a letter of credit or other comparable credit support necessary to secure the unconditional release of The Thomson Corporation from the Synthetic Lease Guaranty and (ii) promptly following the Closing, the Purchaser shall use commercially reasonable efforts to take or cause to be taken all actions reasonably necessary to secure the unconditional release of the Sellers, TCDI and their Affiliates (excluding the Learning Entities; collectively, the “Seller Group”), as applicable, from the guarantees (but excluding the Synthetic Lease Guaranty) set forth in Section 5.11 of the Disclosure Schedule (the “Listed Guarantees” and, together with the Synthetic Lease Guaranty, the “Guarantees”), by issuing Purchaser guarantees or other Purchaser credit support, and the Purchaser shall use commercially reasonable efforts, or shall use commercially reasonable efforts to cause its controlled Affiliates or the Learning Entities (collectively, the “Purchaser Group”) to, be substituted in all respects for the applicable member of the Seller Group that is party to the Listed Guarantee, so that the applicable member of the Purchaser Group shall be solely responsible for the obligations of such Listed Guarantee; provided, however, that any such release or substitution must be effected pursuant to documentation reasonably satisfactory in form and substance to TCDI.  If the Purchaser fails to secure the unconditional release of the Seller Group from any of the Guarantees prior to any sale, transfer or other disposition in one transaction or a series of transactions (whether through a sale of assets, stock, merger or any other business combination) of any Learning Entity, any portion thereof or any successor thereto that is a party to any such Guarantee, or all or substantially all of the business or assets of the Purchaser or of the Learning Entities, the Purchaser shall, or shall cause the appropriate member of the Purchaser Group to, use best efforts to secure the unconditional release of all such outstanding obligations of the Seller Group by providing a letter of credit or other comparable credit support necessary to secure the unconditional release of the applicable member of the Seller Group.  Until the Purchaser or the appropriate member of the Purchaser Group has secured the unconditional release of the Guarantees described in this Section 5.11, the Purchaser shall and shall cause the Learning Entities and any successors to (i) indemnify and hold harmless the Seller Group for any damages arising from the Guarantees and (ii) not permit any of the Learning Entities to (A) renew or extend the term of or (B) increase its obligations under, or transfer to another third party, any loan, lease, Contract or other obligation for which any member of the Seller Group is or would reasonably be expected to be liable under any such Guarantee.  In the event the Seller Group identifies, after the Closing, guarantees, or other similar obligations to which any of the

Seller Group is a party (the “Additional Guarantees”), the Seller Group shall promptly notify the Purchaser in writing of the existence and terms of such Additional Guarantees, and upon receipt of such notice by the Purchaser, the Additional Guarantees shall be treated in the same manner as the Listed Guarantees.  All costs and expenses incurred in connection with the release or substitution of the Guarantees and the Additional Guarantees, as the case may be, shall be borne by the Purchaser, and the Purchaser shall indemnify the Seller Group for any and all Losses arising from or relating to such Guarantees and Additional Guarantees.”

(b)                                 Section 1.02 of the SAPA is hereby amended to insert, in the correct alphabetical order, the defined terms “Listed Guarantees” and “Synthetic Lease Guaranty”.  The section reference to be set forth across from each such defined term shall be “5.11”.

Section 5.                    Employee Matters.  (a) Section 6.02 of the SAPA is hereby amended by inserting the following subsection (d) at the end thereof:

“(d)                           Notwithstanding the other provisions of this Section 6.02, effective as of the Closing Date, (i) the account balances with respect to the plan year in which the Closing Date occurs (whether positive or negative) (the “Transferred Account Balances”) under the healthcare and dependent care flexible spending reimbursement plans of the Sellers and their Affiliates (the “Sellers’ Flex Plans”) of the Covered Employees who are participants in the Sellers’ Flex Plans shall be transferred to one or more health care and dependent care flexible spending reimbursement plans of the Purchaser and its Affiliates (the “Purchaser’s Flex Plans”); (ii) the election levels and the coverage levels of the participating Covered Employees shall apply under the Purchaser’s Flex Plans in the same manner as under the Sellers’ Flex Plans; and (iii) the participating Covered Employees shall be reimbursed, to the extent not previously reimbursed under the Sellers’ Flex Plans prior to the Closing Date, from the Purchaser’s Flex Plans for claims incurred at any time during the plan year of the Sellers’ Flex Plans in which the Closing Date occurs, and submitted to the Purchaser’s Flex Plans from and after the Closing Date, on the same basis and the same terms and conditions as under the Sellers’ Flex Plans.  As soon as practicable after the Closing Date, the Sellers shall pay the Purchaser, in cash, the net aggregate amount of the Transferred Account Balances, if such amount is positive, and the Purchaser shall pay the Sellers, in cash, the net aggregate of the Transferred Account Balances, if such amount is negative.”

(b)                                 Section 1.02 of the SAPA is hereby amended to insert, in the correct alphabetical order, the defined terms “Purchaser’s Flex Plans”, “Sellers’ Flex Plans” and “Transferred Account Balances”.  The section reference to be set forth across from each such defined term shall be “6.02(d)”.

(c)                                  Section 6.04 of the SAPA is hereby amended by inserting the following at the end thereof:

“In connection with the Sellers’ obligations under the Retention Agreements, including the obligation to make severance, retention and performance bonus payments (but excluding amounts due pursuant to the 2007 Management Incentive Plan (the “2007 MIP”)) to the Covered Employees under the Retention Agreements (each respective obligation, a “Benefits Payment Amount”), the Sellers shall, upon receipt from the Purchaser of a written notice no less than ten (10) Business Days prior to the date a Benefits Payment Amount is due to a Covered Employee, advance to the Purchaser one (1) Business Day prior to such payment date the applicable Benefits Payment Amount (including the employer portion of the applicable healthcare coverage contributions, to the extent applicable).  On the date a Benefits Payment Amount is due to a Covered Employee, the Purchaser shall pay the Covered Employee such Benefits Payment Amount less any amounts required to be withheld or deducted under applicable Law, which amounts shall be timely remitted by the Purchaser to the applicable Governmental Authority.  In the case of Ronald Schlosser or any other Business Employee who is not a Covered Employee, in each case who is a party to a Retention Agreement, on the payment date of the bonus, if any, under the 2007 MIP (which date, for the avoidance of doubt is on or before March 15, 2008), the Sellers shall pay the 2007 MIP payment(s) to such Business Employee(s), in accordance with and subject to the terms and conditions of the applicable Retention Agreement(s) and the 2007 MIP, and the Purchaser shall reimburse the Sellers for the amount of such payment(s) on the same day such payment(s) are made by the Sellers, including any amounts required to be withheld or deducted under applicable Law, which amounts shall be timely remitted by the Sellers to the applicable Governmental Authority.  The Sellers shall provide to the Purchaser a written notice indicating the amount of such 2007 MIP payment(s) no less than three (3) Business Days prior to the payment date thereof.”

(d)                                 Section 1.02 of the SAPA is hereby amended to insert, in the correct alphabetical order, the defined terms “2007 MIP” and “Benefits Payment Amount”.  The section reference to be set forth across from such defined term shall be “6.04”.

Section 6.                    Entire Agreement.  The SAPA (as amended by this Amendment), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Sellers and the Purchaser with respect to the subject matter hereof and thereof.

Section 7.                    Severability.  If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by the SAPA (as amended by this Amendment) is not affected in any manner materially adverse to either party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify the SAPA (as amended by this Amendment) so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by the SAPA (as amended by this Amendment) are consummated as originally contemplated to the greatest extent possible.

Section 8.                    Counterparts.  This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 9.                    Governing Law.  This Amendment shall be governed by, and construed in accordance with, the Laws of the State of New York.  All Actions arising out of or relating to this Amendment shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York.  Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Amendment brought by either party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Amendment or the transactions contemplated by the SAPA (as amended by this Amendment) may not be enforced in or by any of the above-named courts.

Section 10.              Full Force and Effect.  Except as amended hereby, the SAPA shall remain in full force and effect.

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IN WITNESS WHEREOF, the Sellers and the Purchaser have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE THOMSON CORPORATION DELAWARE INC.

By:		/s/ Stephane Bello
	Name:	Stephane Bello
	Title:	Senior Vice President

THOMSON LEGAL & REGULATORY INC.

By:		/s/ Edward A. Friedland
	Name:	Edward A. Friedland
	Title:	Vice President and Secretary

THOMSON FINANCE S.A.

By:		/s/ Joseph Vermeer
	Name:	Joseph Vermeer
	Title:	Director

By:		/s/ Virender N. Puri
	Name:	Virender N. Puri
	Title:	Director

By:		/s/ Gregor David Dalrymple
	Name:	Gregor David Dalrymple
	Title:	Director

THOMSON LEARNING HOLDINGS COÖPERATIEF U.A.

By:		/s/ Virender N. Puri
	Name:	Virender N. Puri
	Title:	Director

By:		/s/ Gregor David Dalrymple
	Name:	Gregor David Dalrymple
	Title:	Director

THOMSON GLOBAL RESOURCES

By:		/s/ John H. Lindstrom
	Name:	John H. Lindstrom
	Title:	Managing Director

By:		/s/ Peter V. Gormley
	Name:	Peter V. Gormley
	Title:	General Counsel

APAX/TL HOLDINGS LLC

By:		/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Authorized Signatory

EXECUTION VERSION

AMENDMENT NO. 2 TO THE STOCK AND ASSET PURCHASE AGREEMENT

AMENDMENT No. 2 (this “Amendment”), dated as of August 30, 2007, to the Stock and Asset Purchase Agreement, dated as of May 11, 2007, as amended by Amendment No.1, dated as of July 3, 2007 (the “SAPA”), among The Thomson Corporation Delaware Inc., a Delaware corporation (“TCDI”), Thomson Legal & Regulatory Inc., a Minnesota corporation (“TLR”), Thomson Finance S.A., a corporation organized under the laws of Luxembourg (“Thomson Finance”), Thomson Learning Holdings Coöperatief U.A., a co-operative established under the laws of the Netherlands (“TLHC” and, together with TCDI, TLR and Thomson Finance, the “Stock Sellers”), Thomson Global Resources, a corporation organized under the laws of the Republic of Ireland (the “Asset Seller” and, together with the Stock Sellers, the “Sellers”) and Apax/TL Holdings LLC, a Delaware limited liability company (the “Purchaser”).  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the SAPA.

WHEREAS, the Sellers and the Purchaser entered into the SAPA pursuant to which the Sellers agreed to sell, and the Purchaser agreed to purchase, the Shares and the Purchased Assets, all upon the terms and subject to the conditions set forth therein; and

WHEREAS, the parties hereto desire to amend the SAPA as set forth in this Amendment in accordance with Section 11.07 thereof;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment hereby agree as follows:

Section 1.                    Adjustment of the Purchase Price.  Section 2.08 of the SAPA is hereby amended and restated in its entirety to read as follows:

“(a)                            Within 60 days after the Closing Date, the Purchaser shall prepare and deliver to TCDI the Initial Working Capital Statement.

(b)                                 At all reasonable times during the 30 days immediately following TCDI’s receipt of the Initial Working Capital Statement, TCDI and its representatives shall be permitted to review the records of the Purchaser and the Learning Entities relating to the Initial Working Capital Statement reasonably requested by TCDI, and the Purchaser and the Learning Entities shall make reasonably available to TCDI and its representatives the individuals employed by the Purchaser and the Learning Entities and responsible for the preparation of the Initial Working Capital Statement in order to respond to the inquiries of TCDI related thereto.

(c)                                  TCDI shall deliver to the Purchaser by the Objection Deadline Date either a notice indicating that TCDI accepts the Initial Working Capital Statement (“Notice of Acceptance”) or a detailed statement describing its objections to the Initial Working Capital Statement (“Notice of Disagreement”).  If TCDI delivers to the Purchaser a Notice of Acceptance, or TCDI does not deliver a Notice of Disagreement by the Objection Deadline Date, then, effective as of either the date of delivery of such Notice of Acceptance or as of the end of the Objection Deadline Date, the Initial Working Capital Statement shall be deemed to be the

Final Working Capital Statement.  If TCDI timely delivers a Notice of Disagreement, only those matters specified in such Notice of Disagreement shall be deemed to be in dispute, and all other matters shall be final and binding upon the Purchaser and TCDI.

(d)                                 The objections set forth on the Notice of Disagreement shall be resolved as follows:

(i)                                     TCDI and the Purchaser shall first use reasonable efforts to resolve such objections.

(ii)                                  Any resolution by TCDI and the Purchaser as to such objections shall be final and binding on the parties.

(iii)                               If TCDI and the Purchaser do not reach a resolution of all objections set forth on TCDI’s Notice of Disagreement within 30 days after delivery of such Notice of Disagreement, TCDI and the Purchaser shall, within 30 days following the expiration of such 30-day period, engage the Neutral Accountant, pursuant to an engagement agreement executed by TCDI, the Purchaser and the Neutral Accountant, to resolve any Unresolved Objections.

(iv)                              The Neutral Accountant shall be instructed only to resolve the Unresolved Objections, and shall be instructed not to otherwise investigate such matters independently.  The Purchaser and TCDI shall cause the Neutral Accountant to make a final determination (which determination shall be binding on the parties hereto) of the Closing Working Capital within 30 days from the date the Unresolved Objections was submitted to the Neutral Accountant, and such final determination shall be deemed the Final Working Capital Statement.  During the 30-day review by the Neutral Accountant, the Purchaser and TCDI shall each make available to the Neutral Accountant such individuals and such information, books and records as may be reasonably required by the Neutral Accountant to make its final determination.

(v)                                 The resolution by the Neutral Accountant of the Unresolved Objections shall be conclusive and binding upon TCDI and the Purchaser.  TCDI and the Purchaser agree that the procedure set forth in this Section 2.08(d) for resolving disputes with respect to the Initial Working Capital Statement shall be the sole and exclusive method for resolving any such disputes.

(vi)                              TCDI and the Purchaser shall share the fees and expenses of the Neutral Accountant equally.

(e)                                  The Initial Working Capital Statement shall be deemed to be the Final Working Capital Statement for the purposes of this Section 2.08 upon the earliest of (x) the delivery by TCDI of the Notice of Acceptance or the failure of TCDI to deliver the Notice of Disagreement by the Objection Deadline Date pursuant to Section 2.08(c), (y) the resolution of all disputes by TCDI and the Purchaser pursuant to Section 2.08(d)(ii) and (z) the resolution of all disputes pursuant to Section 2.08(d)(iv) by the Neutral Accountant.  Within five (5) Business Days after the Final Working Capital Statement becomes or is deemed final and binding on the parties, an adjustment to the Purchase Price shall be made as follows:

(i)                                     If the Closing Working Capital as shown on the Final Working Capital Statement is less than the Reference Working Capital Amount (such difference, the “Deficiency”) by more than $15,000,000, the Purchase Price shall be reduced by the amount equal to the difference between the Deficiency and $15,000,000 and TCDI shall pay to the Purchaser such amount, by wire transfer of immediately available funds, within three (3) Business Days after the date on which the Final Working Capital Statement is finally determined pursuant to this Section 2.08; provided, however, that such amount payable by TCDI under this Section 2.08(e)(i) shall not exceed $75,000,000.

(ii)                                  If the Closing Working Capital as shown on the Final Working Capital Statement exceeds the Reference Working Capital Amount (such difference, the “Excess”) by more than $15,000,000, the Purchase Price shall be increased by the amount equal to the difference between the Excess and $15,000,000 and the Purchaser shall pay to TCDI such amount, by wire transfer of immediately available funds, within three (3) Business Days after the date on which the Final Working Capital Statement is finally determined pursuant to this Section 2.08; provided, however, that such amount payable by the Purchaser under this Section 2.08(e)(ii) shall not exceed $75,000,000.

(f)                                    Any payment required to be made by TCDI or the Purchaser pursuant to this Section 2.08 shall bear interest from the Closing Date through the date of payment at the interest rate per annum equal to the prime rate as published in The Wall Street Journal on the Friday before the payment is to be made.

(g)                                 If the delivery deadline date for the Initial Working Capital Statement or the Objection Deadline Date is a day that is not a Business Day, the applicable delivery deadline date shall be the immediately following Business Day.  The procedures for preparing the Initial Working Capital Statement and the Final Working Capital Statement as set forth in this Section 2.08 may be modified by mutual written agreement between TCDI and the Purchaser.”

Section 2.                    (a) The definition of Initial Working Capital Statement contained in Section 1.01 of the SAPA is hereby amended and restated in its entirety to read as follows:

““Initial Working Capital Statement” means a statement setting forth the Purchaser’s determination of the Closing Working Capital prepared using the same accounting policies, principles and methodologies as used in the preparation of, the Reference Balance Sheet.”

(b)                                 The definition of Objection Deadline Date contained in Section 1.01 of the SAPA is hereby amended and restated in its entirety to read as follows:

““Objection Deadline Date” means the date 30 days after delivery by the Purchaser to TCDI of the Initial Working Capital Statement.”

(c)                                  The definition of Unresolved Objections contained in Section 1.01 of the SAPA is hereby amended and restated in its entirety to read as follows:

““Unresolved Objections” means the objections set forth on TCDI’s Notice of Disagreement delivered to the Purchaser pursuant to Section 2.08 that remain unresolved pursuant to Section 2.08(d)(iii).”

Section 3.                    Guarantees.  Clause (i) of the first sentence of Section 5.11 is hereby amended by deleting it and replacing it with the following new clause (i) to read as follows:

“(i) promptly following the Closing (but in any event prior to September 14, 2007), secure the unconditional and full release of The Thomson Corporation from the Guaranty Agreement referenced in item 8 of Section 5.11 of the Disclosure Schedule (the “Synthetic Lease Guaranty”) by providing the guaranteed parties thereto a letter of credit or other comparable credit support necessary to secure the unconditional and full release of The Thomson Corporation from the Synthetic Lease Guaranty and”

Section 4.                    Entire Agreement.  The SAPA (as amended by this Amendment), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Sellers and the Purchaser with respect to the subject matter hereof and thereof.

Section 5.                    Severability.  If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by the SAPA (as amended by this Amendment) is not affected in any manner materially adverse to either party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify the SAPA (as amended by this Amendment) so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by the SAPA (as amended by this Amendment) are consummated as originally contemplated to the greatest extent possible.

Section 6.                    Counterparts.  This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 7.                    Governing Law.  This Amendment shall be governed by, and construed in accordance with, the Laws of the State of New York.  All Actions arising out of or relating to this Amendment shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York.  Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Amendment brought by either party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Amendment or the transactions contemplated by the SAPA (as amended by this Amendment) may not be enforced in or by any of the above-named courts.

Section 8.                    Full Force and Effect.  Except as amended hereby, the SAPA shall remain in full force and effect.

[Remainder of the page intentionally left blank]

IN WITNESS WHEREOF, the Sellers and the Purchaser have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE THOMSON CORPORATION DELAWARE INC.

By:		/s/ Stephane Bello
	Name:	Stephane Bello
	Title:	Senior Vice President

THOMSON LEGAL & REGULATORY INC.

By:		/s/ Edward A. Friedland
	Name:	Edward A. Friedland
	Title:	Vice President and Secretary

THOMSON FINANCE S.A.

By:		/s/ Joseph Vermeer
	Name:	Joseph Vermeer
	Title:	Director

By:		/s/ Virender N. Puri
	Name:	Virender N. Puri
	Title:	Director

By:		/s/ Gregor David Dalrymple
	Name:	Gregor David Dalrymple
	Title:	Director

THOMSON LEARNING HOLDINGS
COÖPERATIEF U.A.

By:		/s/ Virender N. Puri
	Name:	Virender N. Puri
	Title:	Director

By:		/s/ Gregor David Dalrymple
	Name:	Gregor David Dalrymple
	Title:	Director

THOMSON GLOBAL RESOURCES

By:		/s/ John H. Lindstrom
	Name:	John H. Lindstrom
	Title:	Managing Director

By:		/s/ Peter V Gormley
	Name:	Peter V. Gormley
	Title:	General Counsel

APAX/TL HOLDINGS LL

By:		/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Authorized Signatory